UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Earnings Release

Cosan S.A | 4th Quarter and Fiscal Year 2021

cosan

São Paulo, February 18, 2022 - COSAN S.A. (B3: CSAN3) (NYSE: CSAN) announces today its results for the fourth quarter (October, November and December) of 2021 (4Q21) and the fiscal year ended Dec. 31st, 2021. The results are presented on a consolidated basis, in conformity with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). The comparisons made in this report consider 4Q21 vs. 4Q20 and 2021 vs. 2020, except when otherwise indicated.

4Q21 Highlights

Cosan presented adjusted pro forma EBITDA of R$2.8 billion (-6%), affected by the corn crop setback at Rumo, partially offset by better results of other businesses. Net income of R$1.3 billion, reversing 4Q20 losses, leveraged by Compass, in addition to one-off effects at the holding.

Raízen

Renewables reached adjusted pro forma EBITDA of R$1.4 billion (+31%), reflecting increase in revenues from renewable products and commercialization gains.

Sugar delivered adjusted pro forma EBITDA of R$726 million (-37%), affected by lower sales volume.

Marketing & Services presented consolidated adjusted EBITDA of R$1.2 billion (+35%), over supply strategy optimization and higher volume sold.

Compass Gás & Energia achieved adjusted EBITDA of R$608 million (+23%), posting distributed volume growth at Comgás.

Moove reported EBITDA of R$110 million (-24%) following normalization of demand, in line with the guidance for the year.

Rumo recorded adjusted EBITDA of R$419 million (-45%), affected by the corn crop setback.

Executive Summary - Cosan Pro forma[1] BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg. % 4Q21/4Q20	3Q21 (Jul-Sep)	Chg. % 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Net Revenue	34,352.8	22,534.0	52.4%	31,016.7	10.8%	113,095.9	75,258.6	50.3%
Gross profit	3,490.7	2,654.4	31.5%	3,224.1	8.3%	12,395.8	9,560.7	29.7%
Adjusted EBITDA[2]	2,762.4	2,941.0	-6.1%	3,441.4	-19.7%	11,861.6	10,024.5	18.3%
Net Income	1,277.4	(112.0)	n/a	3,264.7	-60.9%	6,312.1	859.5	n/a
Adjusted Net Income[2]	411.2	259.5	58.5%	531.0	-22.6%	2,738.8	1,430.1	91.5%
Investments[3]	2,540.9	1,928.6	31.7%	1,745.2	45.6%	8,101.6	6,208.1	30.5%
Cash Generated (Used)[4]	694.4	171.7	n/a	8,343.3	-91.7%	6,066.3	5,271.9	15.1%
Net Debt[5]	31,214.8	26,562.6	17.5%	28,610.4	9.1%	31,214.8	26,562.6	17.5%
Leverage (Net Debt/EBITDA LTM)[6]	2.1x	3.2x	-1.1x	2.1x	0x	2.1x	3.2x	-1.1x

Note 1: Considers the consolidation of 50% of Raízen on a pro forma basis.
Note 2: Adjusted EBITDA and Adjusted Net Income exclude non-recurring effects in the quarters, as detailed on page 7 of this earnings release, and include the results of Biosev in the periods already reported: 2Q20, 3Q20, 4Q20, 2Q21, 3Q21 and 4Q21.
Note 3: Includes investments in assets arising from contracts with clients at Raízen and Comgás.
Note 4: Generation of Pro Forma Free Cash Flow to Equity, before dividend payments.
Note 5: Includes obligations to preferred shareholders in subsidiaries up to 2Q21 and excludes lease liabilities (IFRS 16).
Note 6: Net Debt and EBITDA LTM adjusted by lease liabilities (IFRS 16) at Raízen.

EARNINGS CONFERENCE CALL
February 22, 2022 (Tuesday)
Portuguese (simultaneous translation into English)
Time: 11:00 a.m. (Brasília) | 09:00 a.m. (New York)
HD Webinar EN: click here (Code 1484)
HD Webinar BR: click here (Code 9971)
BR: +55 (11) 4935-1146 | USA: +1 (914) 359-2483

INVESTOR RELATIONS
E-mail: ri@cosan.com
Telephone: +55 11 3897-9797
Website: www.cosan.com.br

CSAN B3 LISTED NM
CSAN LISTED NYSE

1

A. Cosan Pro Forma – Business Units For purposes of comparison of the results from previous periods, we present below the pro forma consolidated financial information, that is, consolidation of 100% of the results in direct subsidiaries and 50% of the results in co-subsidiary Raízen S.A., also pro forma, including results of Biosev. For more information, see Raízen's earnings release (https://ri.raizen.com.br/en/). The pro forma figures are presented for informational purposes only and should not be interpreted as a representation of the financial results. The comparisons made in this earnings release consider 4Q21 vs. 4Q20 and 2021 vs. 2020, except when otherwise indicated. The following pages present the business units and Cosan’s share in each business segment, on the basis described above: Raízen (44%) Renewables: Production and trading of Ethanol, Bioenergy and Other Renewable Products Sugar: Sugar Production and Commercialization Marketing & Services: Fuels distribution and Proximity stores in Brazil, Argentina and Paraguay Compass Gás & Energia (88%)1: Distribution of Natural Gas and Other Moove (70%): Lubricants, Base oils and specialties Rumo (30%): Logistics Operator Cosan Investimentos (100%) Radar (50%)2: Agricultural property management Cosan Corporate (100%): Corporate structure and Others Note 1: Interest adjusted due to conclusion of the capital increase rounds at Compass. Note 2: As announced in the material fact notice dated September 20, Cosan is the controlling shareholder of Radar with an interest of 50% plus one share.

B. Message from the CEO We ended 2021 with a positive feeling of mission accomplished. The challenges were many: pandemic, high volatility in key macroeconomic indicators and commodity prices, weather effects resulting in crop setbacks, higher interest rates, inflationary pressure and a reduction in economic incentives. At the same time, advances in Covid-19 vaccinations brought hope and optimism, and along with it came the resumption of economic activity. As usual, our teams navigated through this scenario with agility and discipline to maximize short-term results while keeping focus on planning and executing strategic projects that assure value creation in the long term. We posted record-high results at Cosan: adjusted EBITDA of R$11.9 billion, net income of R$6.3 billion and free cash flow to equity of R$6.1 billion, proving our capacity to overcome adversities with a robust portfolio of businesses, exposed to sectors where Brazil has important competitive advantages. At Raízen, our expertise in pricing renewable products and sugar, as well as our focus on operational efficiency, more than offset the lower availability of sugarcane and inflation on costs. We integrated Biosev's assets and team in an organic and effective way, expanding our scale and assuring the biomass supply to increasingly produce cleaner energy, such as E2G, biogas and the other alternative energy sources in our portfolio. In Marketing & Services, our integrated platform benefited from the recovery in consumption to leverage sales, as well as using our differentiated logistics infrastructure to maximize gains from the supply and commercialization strategy, in a more favorable operational environment for the segment. We reinforced the capital structure with the IPO last August, to capture concrete growth opportunities. Compass Gás & Energia closed the year with strong growth in volume across all segments, supported by the ongoing expansion of Comgás’ distribution network and the improvement in processes to capture efficiency gains and increase customer satisfaction. The signing of the amendment of the concession agreement extending the services until 2049 was an important milestone for the Company, assuring our commitment with the long-term operation sustainability. In addition, we took the first step in the geographic expansion of Compass, by acquiring Sulgás, located in Rio Grande do Sul state, and we also advanced in the construction of the regas terminal in Santos. To make this journey possible, we strengthened the company’s cash position with the entry of new shareholders through private agreements. Moove kept its accelerated growth pace, delivering record results in the year, thanks to its effective pricing and supply strategy in Brazil and international operations, which already account for nearly half of its revenues. At Rumo, we adjusted our commercial strategy amid the adversities caused by the corn crop setback by diversifying the cargo mix and expanding our market share in grain exports. Central Network launched its full operation already with relevant market share, increasing the geographic diversity of our rail network. Looking to the long term, we signed with the State of Mato Grosso an agreement for extending the North Operation up to Lucas do Rio Verde, a transformational project for Brazil’s agricultural logistic infrastructure. We also invested in debottlenecking projects at the Port of Santos which, combined with the launch of 120 rail cars trains and new communication and optimization technologies, increased operational efficiency, reducing by more than 10% the transit time and 4% the carbon emissions. At Cosan Investimentos, this quarter we started consolidating Radar, our land management company, whose portfolio has already shown significant appreciation. With the objective of further accelerate our digitalization process and growth in the logistics sector, Trizy received a capital injection from nstech, Latin America’s largest open technology platform for logistics and mobility. Finally, we recently concluded the purchase of TUP Porto São Luis in Maranhão. Noting the value we see in this portfolio, we recently intensified the capital allocation into our own stocks, grounded on the potential value we see in this portfolio, with nearly R$700 million in share buybacks using total return swaps. We also distributed to our shareholders R$1.2 billion in dividends throughout the year. On the other hand, given the deterioration in the macroeconomic scenario in 2022, including rising cost of capital and inflation, we adopted a more conservative approach for the Group’s investment commitments, to allow us to navigate this challenging environment more comfortably. We will keep our usual capital discipline, making even greater efforts to optimize Capex, increase cost and supply synergies and be more selective in approving and implementing new projects, ensuring the long-term success of the portfolio while maintaining leverage at appropriate levels. Reviewing our achievements in 2021, none of this would be possible without the commitment and competence of the investees and holding teams. People agenda is our priority. Once again, we achieved great results in safety, a fundamental pillar of our culture. We continue to evolve in diversity equity & inclusion, significantly increasing women participation at all levels of leadership. We still have a lot of work to do on this front, but we have the commitment of the leaders to make it happen. This year has already started with an intense agenda, aligned with our journey to promote an efficient energy transition, generating and offering alternatives that enable the decarbonization process for our customers, and for the development of cleaner and more reliable logistics, increasing Brazil's competitiveness, aiming to create even more value for our stakeholders. Let's go together! Warm regards, Luis Henrique Guimarães Cosan CEO

C. Executive Summary 4Q21 & 2021 The highlights by business line and pro forma consolidated results of the Company follow. Raízen: Agroindustrial Operation: 4Q21 marked the end of the crushing period. As presented in prior quarters, relevant climate effects affected sugarcane fields productivity in the Center-South region. Amid the journey to recover agricultural productivity and efficiency gains, the better performance of Raízen’s first cut cane mitigated part of the impacts. In the accumulated period, sugarcane crushing was 76MM ton (-13%) and agricultural productivity, measured in tons of TRS/ha, dropped 14%. Cash cost was affected by the reduced availability of sugarcane, which led to a lower dilution of fixed costs, and by inflation. Renewables: Pro forma adjusted EBITDA came to R$1.4 billion in 4Q21 (+31%). The results expansion was supported by better pricing of our products, benefiting from favorable scenario of biofuels, despite lower own volumes sold. Price movements contributed to the expansion of ethanol and energy sales results in the quarter, enhanced by our ability to capture value within our integrated renewable energy platform. Sugar: Pro forma adjusted EBITDA in 4Q21 reached R$726 million (-37%). Reduction can be explained by the lower sales volume of own products, reflecting the sales strategy for the year, as well as the lower availability of products, in addition to cost pressures. Raízen’s strategy to expand its presence in the sugar value chain, associated with the favorable scenario for commodity pricing, resulted in higher sales prices in the quarter. Marketing & Services: Adjusted EBITDA of the integrated platform totaled R$1.2 billion (+35%), leveraged by better business environment and maximization of profitability, supported by the effective supply and sales strategy in Brazilian operations. In addition, growth sales (+7%) also contributed to the better result, highlighting diesel. In Brazil, the agility in import and optimization of the Company’s logistic infrastructure generated good opportunities to recompose the operation returns, ensuring supply to our distribution chain. In the international operations (Argentina and Paraguay), higher demand and expansion of service station network contributed for greater market share and growth in sales volume sold (+22%), despite the lower profitability due to challenges in transferring higher costs. Compass Gás & Energia: Adjusted EBITDA in the period reached R$608 million (+23%), driven by an increase in natural gas volume distributed by Comgás (+3%). Moreover, 4Q20 was adversely affected by the noncash effect from the mark-to-market adjustment of power trading agreements. These effects were partially offset by the concentration of expenses at Comgás and Compass holding in the period. In 2021, adjusted EBITDA was a record R$2.7 billion (+24%), in line with the guidance for the year, reflecting economic recovery and Comgás’ customer base expansion, in addition to adjustments of margins by inflation. Moove: EBITDA came in R$110 million (-24%), reflecting the 26% reduction in sales volume. In the year, EBITDA was a record R$603 million (+26%), evidencing the assertiveness of the pricing and supply strategy, neutralizing the strong pressure on costs and restrictions on raw materials supply in the global market in 2021. Rumo: In the quarter, adjusted EBITDA was R$419 million (-45%), still reflecting the corn crop setback, which led to a reduction of 2% in volume transported. Despite the challenging scenario, Rumo adjusted its sales strategy and gained 3.1 p.p. market share at the Port of Santos (SP). As a result, the average tariff practiced declined 6%, which, combined with the 7% increase in variable costs due to higher diesel prices, pressured adjusted EBITDA margins, totaling 28%, a reduction of 18 p.p.. Adjusted EBITDA in 2021 totaled R$3.3 billion (-6%), mainly explained by impacts on crop, attenuated by the Company’s efforts to expand its market share, diversify its cargo mix and by the startup of Central Network. Cosan Consolidated (Pro forma): Adjusted EBITDA in 4Q21 was R$2.8 billion (-6%), reflecting the lower contribution by Rumo. Meanwhile, adjusted net income was R$411 million (+59%), driven by the better performance of Compass. Free Cash Flow to Equity (FCFE) was R$694 million (+4x), due to the higher operating cash generation at Raízen. The net debt/EBITDA ratio ended the period stable at 2.1x. In fiscal year 2021, Cosan reported record EBITDA of R$11.9 billion (+18%) and net income of R$2.7 billion (+92%), both adjusted by non-recurring effects, and FCFE of R$6.1 billion (+15%), in line with growth plans of the subsidiaries, partially offset by short-term adversities faced by Rumo. Including one-offs, net income in the year was R$6.3 billion (+7x), the Company’s highest ever.

D. Cosan - Consolidated Results Cosan Consolidated Below, we present the 4Q21 and 2021 results by business unit for the segments detailed previously. All information shows 100% consolidated results, regardless of Cosan’s interest, except for the Raízen, whose net profits are proportionately recognized at the Equity Pick-up line. For the purpose of EBITDA reconciliation in the column “Cosan Consolidated”, the “Adjustments and Eliminations” reflect the eliminations of operations among all businesses controlled by Cosan for consolidation purposes. The following table reflects the information reported in the Financial Statements of the Company. Results by Business Unit Compass Gás & Energia Moove Rumo Cosan Investimentos¹ Cosan Corporate Adjustments and Elimination Cosan Consolidated Accounting 4Q21 Net Revenue 3,617.4 1,602.4 1,512.2 31.5 1.3 (14.9) 6,749.9 Cost of Goods and Services Sold (2,650.9) (1,299.2) (1,371.0) (0.0) (1.8) 14.9 (5,307.9) Gross Profit 966.5 303.2 141.2 31.5 (0.5) 0.0 1,442.0 Gross Margin (%) 26.7% 18.9% 9.3% 100.0% -36.7% 0.0% 21.4% Selling Expenses (37.4) (148.7) (9.7) - (2.1) (0.0) (197.9) General and Administrative Expenses (342.5) (78.0) (133.9) (6.5) (95.3) (0.0) (656.2) Other Operating Income (Expenses) (194.8) 9.7 (60.4) 21.0 406.6 0.0 182.1 Equity Pick-up (0.0) 0.0 1.2 (0.0) 909.5 (224.4) 686.3 Depreciation and Amortization 148.1 23.4 480.8 0.0 4.6 (0.0) 657.0 EBITDA 539.9 109.6 419.2 46.1 1,222.8 (224.4) 2,113.2 EBITDA Margin (%) 14.9% 6.8% 27.7% n/a n/a n/a 31.3% Financial Result (153.6) (31.6) (445.2) 3.2 (495.1) (0.0) (1,122.2) Income and Social Contribution Taxes 82.2 2.2 122.8 (4.2) 552.4 0.0 755.4 Non-controlling Interest (41.4) (17.0) 267.1 (22.5) 1.9 (0.0) 188.0 Net Income 279.0 39.8 (116.8) 22.5 1,277.4 (224.4) 1,277.4 Note 1: Includes two months of Radar’s results (November and December). Results by Business Unit Compass Gás & Energia Moove Rumo Cosan Investimentos¹ Cosan Corporate Adjustments and Elimination Cosan Consolidated Accounting 2021 Net Revenue 12,330.2 6,112.5 6,479.0 31.5 4.5 (50.5) 24,907.1 Cost of Goods and Services Sold (9,200.2) (4,808.6) (4,605.2) (0.0) (4.5) 50.5 (18,568.0) Gross Profit 3,130.0 1,303.8 1,873.8 31.5 (0.0) 0.0 6,339.1 Gross Margin (%) 25.4% 21.3% 28.9% 100.0% -1.0% 0.0% 25.5% Selling Expenses (125.4) (551.5) (32.5) - (6.7) - (716.2) General and Administrative Expenses (1,057.2) (269.8) (405.4) (6.5) (314.8) 0.0 (2,053.8) Other Operating Income (Expenses) 25.6 23.4 (64.2) 21.0 381.6 0.0 387.4 Equity Pick-up (0.0) 0.0 11.8 (0.0) 6,596.8 (1,888.8) 4,719.8 Depreciation and Amortization 560.0 96.9 1,548.3 0.0 16.4 (0.0) 2,221.5 EBITDA 2,532.9 602.8 2,931.8 46.1 6,673.2 (1,888.8) 10,897.8 EBITDA Margin (%) 20.5% 9.9% 45.3% n/a n/a n/a 43.8% Financial Result (289.6) (63.8) (1,330.7) 3.2 (1,095.3) 0.0 (2,776.3) Income and Social Contribution Taxes 59.4 (147.1) (13.8) (4.2) 556.5 0.0 450.8 Non-controlling Interest (91.9) (89.8) (28.5) (22.5) 5.2 (0.0) (227.6) Net Income 1,650.7 205.1 10.5 22.5 6,123.2 (1,888.8) 6,123.2 Note 1: Includes two months of Radar’s results (November and December).

Cosan Pro Forma The table below considers the pro forma results, including the 50% consolidation of the financial results of Raízen, i.e., the pro forma results of Biosev are not included. Note that the table for the full year results (2021) considers the results of Rumo as from January 1, 2021, as well as the operating and financial expenses of the merged holding companies Cosan Logística S.A. and Cosan Limited, to facilitate comparability of the results after the Corporate Restructuring. Results by Business Unit Compass Gás & Energia Moove Rumo Cosan Investimentos1 Cosan Corporate Raízen S.A. 50% Raízen Adjustments and Elimination Cosan Pro forma 4Q21 Net Revenue 3,617.4 1,602.4 1,512.2 31.5 1.3 55,373.2 (27,686.6) (98.6) 34,352.8 Cost of Goods and Services Sold (2,650.9) (1,299.2) (1,371.0) (0.0) (1.8) (51,275.7) 25,637.9 98.6 (30,862.1) Gross Profit 966.5 303.2 141.2 31.5 (0.5) 4,097.5 (2,048.8) 0.0 3,490.7 Gross Margin (%) 26.7% 18.9% 9.3% 100.0% -36.7% 7.4% n/a n/a 10.2% Selling Expenses (37.4) (148.7) (9.7) - (2.1) (1,097.8) 548.9 0.0 (746.8) General and Administrative Expenses (342.5) (78.0) (133.9) (6.5) (95.3) (554.3) 277.1 (0.0) (933.4) Other Operating Income (Expenses) (194.8) 9.7 (60.4) 21.0 406.6 116.1 (58.1) 0.0 240.1 Equity Pick-up (0.0) 0.0 1.2 (0.0) 909.5 (16.1) 8.0 (906.2) (3.5) Depreciation and Amortization 148.1 23.4 480.8 0.0 4.6 1,913.7 (956.9) (0.0) 1,613.9 EBITDA 539.9 109.6 419.2 46.1 1,222.8 4,459.2 (2,229.6) (906.2) 3,661.1 EBITDA Margin (%) 14.9% 6.8% 27.7% n/a n/a 8.1% n/a n/a 10.7% Financial Result (153.6) (31.6) (445.2) 3.2 (495.1) (587.5) 293.7 (0.0) (1,416.0) Income and Social Contribution Taxes 82.2 2.2 122.8 (4.2) 552.4 (571.6) 285.8 - 469.6 Non-controlling Interest (41.4) (17.0) 267.1 (22.5) 1.9 (37.1) 18.6 7.1 176.5 Net Income 279.0 39.8 (116.8) 22.5 1,277.4 1,349.3 (674.6) (899.1) 1,277.4 Note 1: Reflects two months of Radar’s results (November and December). Results by Business Unit Compass Gás & Energia Moove Rumo Cosan Investimentos1 Cosan Corporate Raízen S.A. 50% Raízen Adjustments and Elimination Cosan Pro forma 2021 Net Revenue 12,330.2 6,112.5 7,439.6 31.5 5.1 175,047.3 (87,523.6) (346.7) 113,095.9 Cost of Goods and Services Sold (9,200.2) (4,808.6) (5,352.0) (0.0) (5.2) (163,367.6) 81,683.8 349.9 (100,700.1) Gross Profit 3,130.0 1,303.8 2,087.6 31.5 (0.1) 11,679.7 (5,839.8) 3.2 12,395.8 Gross Margin (%) 25.4% 21.3% 28.1% 100.0% -1.9% 6.7% n/a n/a 11.0% Selling Expenses (125.4) (551.5) (39.0) - (7.5) (3,882.7) 1,941.3 (0.0) (2,664.8) General and Administrative Expenses (1,057.2) (269.8) (472.7) (6.5) (318.1) (1,788.2) 894.1 (3.2) (3,021.6) Other Operating Income (Expenses) 25.6 23.4 (69.0) 21.0 381.6 717.8 (358.9) 0.0 741.5 Equity Pick-up (0.0) 0.0 12.9 (0.0) 6,557.5 (43.5) 21.8 (3,511.6) 3,036.9 Depreciation and Amortization 560.0 96.9 1,830.7 0.0 16.8 6,393.6 (3,196.8) (0.0) 5,701.2 EBITDA 2,532.9 602.8 3,350.4 46.1 6,630.2 13,076.7 (6,538.4) (3,511.6) 16,189.0 EBITDA Margin (%) 20.5% 9.9% 45.0% n/a n/a 7.5% n/a n/a 14.3% Financial Result (289.6) (63.8) (1,359.9) 3.2 (847.4) (1,967.1) 983.6 0.0 (3,541.1) Income and Social Contribution Taxes 59.4 (147.1) (4.1) (4.2) 541.6 (1,350.3) 675.1 0.0 (229.5) Non-controlling Interest (91.9) (89.8) (109.0) (22.5) 4.5 13.3 (6.7) (103.0) (405.0) Net Income 1,650.7 205.1 46.7 22.5 6,312.1 3,379.0 (1,689.5) (3,614.6) 6,312.1

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021

E. Adjustments - EBITDA and Net Income

To maintain a normalized comparison basis, a description follows of non-recurring effects by business line as well as the adjustments already shown in the table, in accordance with the following criteria:

- **Renewables & Sugar:**
  - 4Q20: (i) non-recurring expenses and effects related to the acquisition of Biosev.
- **Marketing & Services:**
  - 4Q20: (i) tax recovery; (ii) asset divestments.
- **Compass Gás & Energia:**
  - 4Q21: (i) effect from reversal of gross revenue arising from the partnership with Total Gas & Power Limited, recognized in 2Q21.
- **Cosan Corporate:**
  - 4Q21: effect from a gain from a bargain purchase at Radar and partial reversal of deferred income tax associated with amortization of the gain generated in formation of Raízen in 2011.
  - 4Q20: expenses with acceleration of long-term remuneration plan at the former Cosan Limited (partnership).

			Adjusted EBITDA[1]			
BRL mln	**4Q21 (Oct-Dec)**	**4Q20 (Oct-Dec)**	**Chg.% 4Q21/4Q20**	**2021 (Jan-Dec)**	**2020 (Jan-Dec)**	**Chg.% 2021x2020**
Consolidated Pro forma - Before adjustments	**3,661.1**	**2,598.0**	**40.9%**	**16,189.0**	**9,998.3**	**61.9%**
Renewables & Sugar (50%)	**(571.4)**	**154.9**	**n/a**	**(964.8)**	**52.9**	**n/a**
Change in Biological Assets	(253.6)	(6.4)	n/a	(525.0)	(162.2)	n/a
Leases (IFRS 16)	(317.1)	(181.9)	74.3%	(1,092.9)	(593.2)	84.2%
Non-recurring effects	(0.8)	343.2	n/a	653.0	808.2	-19.2%
Marketing & Services (50%)	**20.8**	**5.4**	**n/a**	**(39.6)**	**(37.1)**	**6.7%**
Asset Divestments	(3.0)	(5.8)	-48.9%	(3.2)	(22.6)	-85.7%
Assets arising from contracts with clients (IFRS 15)	73.5	69.3	6.1%	282.7	261.1	8.3%
Leases (IFRS 16)	(49.7)	(44.2)	12.3%	(169.1)	(167.2)	1.1%
Non-recurring effects	-	(13.9)	n/a	(150.0)	(108.5)	38.3%
Compass Gás & Energia (88%)	**68.1**	**-**	**n/a**	**174.2**	**4.6**	**n/a**
Non-recurring effects	68.1	-	n/a	174.2	4.6	n/a
Rumo (30%)	**-**	**(31.3)**	**n/a**	**(53.0)**	**(315.5)**	**-83.2%**
Non-recurring effects	-	(31.3)	n/a	(53.0)	(315.5)	-83.2%
Cosan Corporate	**(416.3)**	**214.0**	**n/a**	**(3,444.2)**	**321.3**	**n/a**
Non-recurring effects	(416.3)	214.0	n/a	(3,444.2)	321.3	n/a
Consolidated Pro forma - After adjustments	**2,762.4**	**2,941.0**	**-6.1%**	**11,861.6**	**10,024.5**	**18.3%**

Note 1: Considers 100% of the results of Compass, Moove and Rumo in the consolidation of EBITDA.

			Adjusted Net Income[1]			
BRL mln	**4Q21 (Oct-Dec)**	**4Q20 (Oct-Dec)**	**Chg.% 4Q21/4Q20**	**2021 (Jan-Dec)**	**2020 (Jan-Dec)**	**Chg.% 2021x2020**
Consolidated Pro forma - Before adjustments	**1,277.4**	**(112.0)**	**n/a**	**6,312.1**	**859.5**	**n/a**
Renewables & Sugar (50%)	**(104.6)**	**249.5**	**n/a**	**230.2**	**536.0**	**-57.1%**
Change in Biological Assets	(167.3)	(4.2)	n/a	(297.7)	(107.0)	n/a
Leases (IFRS 16)	63.2	27.2	n/a	162.5	109.6	48.3%
Non-recurring effects	(0.5)	226.5	n/a	365.4	533.4	-31.5%
Marketing & Services (50%)	**0.9**	**(12.2)**	**n/a**	**15.5**	**(81.0)**	**n/a**
Asset Divestments	(2.0)	(3.8)	-48.9%	(2.1)	(14.9)	-85.7%
Assets arising from contracts with clients (IFRS 15)	-	-	n/a	-	-	n/a
Leases (IFRS 16)	2.8	0.8	n/a	8.4	5.5	53.7%
Non-recurring effects	-	(9.1)	n/a	9.2	(71.6)	n/a
Compass Gás & Energia (88%)	**44.7**	**-**	**n/a**	**26.7**	**3.0**	**n/a**
Non-recurring effects	44.7	-	n/a	26.7	3.0	n/a
Rumo (30%)	**-**	**(7.0)**	**n/a**	**(10.6)**	**(99.4)**	**-89.3%**
Non-recurring effects	-	(7.0)	n/a	(10.6)	(99.4)	-89.3%
Cosan Corporate	**(807.1)**	**141.2**	**n/a**	**(3,835.0)**	**212.1**	**n/a**
Non-recurring effects	(807.1)	141.2	n/a	(3,835.0)	212.1	n/a
Consolidated Pro forma - After adjustments	**411.2**	**259.5**	**58.5%**	**2,738.8**	**1,430.1**	**91.5%**

Note 1: For the purposes of net income, considers the consolidation of Cosan's proportional interest in its subsidiaries.

7

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021
cosan

F. Results by Business Unit

F.1 Raizen – Breakdown of results

Raizen's pro forma results up to EBITDA for what was accrued in 4Q21 are shown below:

2021 Income Statement BRL mln	Renewables	Sugar	Marketing & Services	Adjustments & Eliminations	Raizen S.A.
Net Operating Revenue	**7,741.0**	**5,980.3**	**45,434.9**	**(3,783.0)**	**55,373.2**
Cost of Goods and Services Sold	(6,265.3)	(5,093.8)	(43,656.9)	3,740.3	(51,275.7)
Gross profit	**1,475.7**	**886.5**	**1,778.0**	**(42.7)**	**4,097.4**
Selling, General and Administrative Expenses:	**(299.0)**	**(406.4)**	**(946.9)**	**0.2**	**(1,652.1)**
Selling	(154.8)	(228.0)	(715.2)	0.2	(1,097.8)
General and Administrative	(144.2)	(178.4)	(231.7)	0.0	(554.2)
Other Expenses/Other Revenues	19.0	17.0	80.3	(0.2)	116.1
Equity Pick-up	(13.2)	3.3	(6.2)	0.0	(16.1)
EBIT	**1,182.6**	**500.4**	**905.1**	**(42.6)**	**2,545.5**
Depreciation and Amortization	806.2	810.2	297.2	0.1	1,913.7
EBITDA	**1,988.8**	**1,310.7**	**1,202.3**	**(42.6)**	**4,459.2**
Adjusted EBITDA[1]	**1,430.4**	**726.4**	**1,244.0**	**(41.1)**	**3,359.6**

Note 1: Adjusted by the effects detailed on page 7 of this earnings release.

The financial statements and earnings release of Raizen are available on the website ri.raizen.com.br/en/.

F.1.1 Renewables and Sugar

F.1.1.1 Agro-Industrial Operation

Information on Agricultural and Industrial Production and on the cash cost and investments of Raizen for the "Renewables" and "Sugar" segments is presented below.

Crushing volume in Brazil's Center-South region totaled 522 million tons of sugarcane in the 2021/22 crop year according to data from the Sugarcane Industry Association (UNICA), down 13% from the previous crop year. The lower crushing volume was mainly due to (i) effects from the prolonged drought period, (ii) frosts in part of the Center-South region, which also impacted the harvesting schedule for the crop, and (iii) fire events in several regions due to the dry weather. The reduced crushing volumes were followed by a reduction in agricultural productivity of sugarcane fields in the Center-South region, negatively impacting the TSH by 13% in year to date (data from CTC). Besides drier weather contributing for a higher concentration of sucrose in plant, in year to date there was a negative marginal effect in TRS (-2% compared to the nine-month period of the prior crop year). The combination of these factors led to a drop of 14% in sugar equivalent production in Center-South region YOY. The production mix for the nine months was 55% for ethanol, due to higher profitability of biofuel compared to sugar in the period.

Raizen Indicators	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	2021/22 (Apr-Dec)	2020/21 (Apr-Dec)	Chg.% 21/22x20/21
Crushed cane (mln ton)	**7.4**	**14.5**	**-49.0%**	**75.9**	**87.2**	**-13.0%**
Sugar equivalent production ('000 ton)	**1,031**	**2,120**	**-51.4%**	**10,128**	**11,773**	**-14.0%**
Agricultural Yield (TRS/ha)	7.6	8.2	-7.3%	9.4	10.9	-13.8%
Production Mix (% Sugar - Ethanol)	46% vs 54%	47% vs 53%	n/a	51% vs 49%	54% vs 46%	n/a
Average Unit Cash ex-Consecana[1] (BRL/tons)	(1,122.1)	(880.3)	27.5%	(866.6)	(771.2)	12.4%
Total Capex (BRL mln)	**1,641.3**	**1,011.1**	**62.3%**	**3,401.9**	**2,463.0**	**38.1%**

Note 1: Price monthly calculated by CONSECANA – Conselho de Produtores de Cana-de-Açúcar, Açúcar e Etanol do Estado de São Paulo – which is used as the reference for purposes of negotiation.

Raizen's 35 Bioenergy Parks crushed 7.4 million tons of sugarcane in the quarter (-49%) and 76 million tons in the year (-13%). In the crop year to date, TSH was negatively impacted by 14%, in line with market performance. Meanwhile, in the first-cut sugarcane, Raizen continued to outperform Center-South region, with an increase of 2% YOY, whereas the Center-South region presented a drop of 10%. The adverse impact of the weather was offset by the **positive result of investments and management focus on continuous improvement of productivity and agricultural efficiency** aiming for increasingly raising TSH to levels above the industry average. The production mix on the quarter was 46% for sugar (vs. 47% in 4Q20), and in the accumulated nine-month period was 51% (versus 54% in 2020).

8

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021
cosan

Unit cash cost (ex-CONSECANA) was higher than in the previous crop year for both the quarter (+28%) and nine months (+12%), affected by lower dilution of fixed costs in the agricultural and industrial operations, owing to the crop setback, and increase in prices of several agricultural materials and inputs, reflecting inflation effects. These impacts were partially offset by efficiency gains from the agricultural efficiency journey.

CAPEX totaled R$1.6 billion in the quarter (+62%) and R$3.4 billion in the nine months (+38%), pressured by the price increase of agricultural and industrial inputs and inflation, increasing the unit values of planting and treatment, in addition to investments in quality, industrial and agricultural logistics and in Projects, being the main one referring to the construction of the new second generation ethanol plant (E2G). Other expenditures refer to projects that capture efficiency and productivity at the Bioenergy Parks, storage, and logistics infrastructure, in addition to investments in R&D and innovation.

E.1.1.2 Renewables

Indicators	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	2021/22 (Apr-Dec)	2020/21 (Apr-Dec)	Chg.% 21/22x20/21
Ethanol Sales Volume (000' cbm)	**1,287**	**1,726**	**-25.4%**	**3,489**	**4,300**	**-18.9%**
Own	741	917	-19.2%	2,342	2,496	-6.2%
Commercialization	546	809	-32.5%	1,147	1,804	-36.4%
Ethanol Net Revenue (BRL mln)	**6,500.0**	**4,989.7**	**30.3%**	**14,097.5**	**10,552.5**	**33.6%**
Raízen Ethanol Average Price (BRL/cbm)	4,246	2,550	66.5%	3,555	2,125	67.3%
Energy Sales Volume ('000 MWh)	**5,187**	**7,112**	**-27.1%**	**18,389**	**16,530**	**11.2%**
Own	296	641	-53.8%	2,352	2,864	-17.9%
Commercialization & Trading	4,891	6,471	-24.4%	16,037	13,666	17.3%
Energy Net Revenue (BRL mln)	**1,177.9**	**789.2**	**49.3%**	**3,571.4**	**2,067.6**	**72.7%**
Own Energy Average Price (BRL/MWh)	312	243	28.5%	267	232	15.4%
Adjusted EBITDA[1] (BRL mln)	**1,430.4**	**1,096.3**	**30.5%**	**4,025.2**	**2,477.5**	**62.5%**

Note 1: Adjusted by the effects detailed on page 7 of this earnings release

The reduction in own ethanol sales volume in the quarter (-19%) and nine months (-6%) reflects the sales strategy for the year and lower availability of product due to the crop setback. As of this quarter, we started **presenting the "Raízen Ethanol Average Price"**, composed of (i) the price of own ethanol sold and (ii) commercialization operations margin. Thus, price will reflect the value of Raízen's integrated business model, focused on maximizing the return with scale, logistics efficiency and market intelligence. In the quarter, Raízen's Ethanol Average Price reflected the more attractive scenario for biofuel and commercialization and trading gains. It should be noted that a part of the own ethanol sold was previously fixed, in line with the purpose of protecting returns. Nevertheless, net revenue from ethanol grew both in the quarter (+30%) and year-to-date (34%).

Energy volume sold was 27% lower in the quarter due to lower bioenergy generation, in line with the lower availability of biomass. The average sales price of own bioenergy in the quarter was R$ 312/MWh (+29%), reflecting higher priced auctions. Despite lower commercialization & trading activity, price movements over the period positively impacted results in the quarter, which contributed to the increase of net revenue and EBITDA. Consequently, net revenue expanded in the quarter (+49%) as well as in year-to-date (+73%).

Pro forma adjusted EBITDA from Renewables reached R$1.4 billion (+31%) in the quarter, due to higher net revenues from all products, as well as gains from ethanol and bioenergy commercialization. Year-to-date EBITDA reached R$ 4.0 billion (+62%) due to better pricing of the products, leveraged by the ability to capture value from the integrated renewable energy platform.

E.1.1.3 Sugar

Indicators	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	2021/22 (Apr-Dec)	2020/21 (Apr-Dec)	Chg.% 21/22x20/21
Sales Volume (000' ton)	**2,264**	**3,484**	**-35.0%**	**6,135**	**7,466**	**-17.8%**
Own	1,247	2,150	-42.0%	3,810	4,912	-22.4%
Commercialization	1,017	1,334	-23.8%	2,325	2,554	-9.0%
Sugar Net Revenue (BRL mln)	**5,162.0**	**5,518.1**	**-6.5%**	**12,316.2**	**11,015.7**	**11.8%**
Average Price (BRL/ton)	2,279.3	1,583.8	43.9%	2,007.4	1,475.4	36.1%
Adjusted EBITDA[1] (BRL mln)	**726.4**	**1,153.0**	**-37.0%**	**1,790.9**	**2,247.9**	**-20.3%**

Note 1: Net revenue refers only to sugar, excluding other products and services. For more information, see Raízen's earnings release.

Sugar sales volume was lower both in the quarter (-35%) and year-to-date (-18%), due to lower production caused by crop setback in the Center-South region and commercialization strategy, which will concentrate higher sales volume over the next months. The drop in sugar production and volume sold was offset by better average price reaching R$2,279/ton (+44%) benefiting from more positive commodity prices scenario, driven by Raízen's higher participation

9

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021
cosan

in the sugar value chain. **Sugar net revenue was R$5.2 billion in the quarter (-6%). Year-to-date best sales prices offset the drop of volume sold, resulting in an increase of 12%.**

Adjusted EBITDA of Sugar segment totaled R$726 million (-37%) in the quarter and R$1.8 billion (-20%) year-to-date, impacted by lower sales volume and higher production costs, partially offset by better pricing of the products, in line with a more favorable commodity price cycle.

F.1.2 Marketing & Services

The results from "Marketing & Services" are presented on a combined basis, which include: (i) fuel distribution and operations in convenience and proximity market in Brazil; (ii) the downstream operation (refining, distribution, convenience stores and reselling of fuels, lubricants and specialties) in Argentina; and (iii) fuel distribution operation in Paraguay.

Indicators	4Q21 (Out-Dez)	4Q20 (Out-Dez)	Var.% 4Q21x4Q20	3Q21 (Jul-Set)	Var.% 4Q21x3Q21	2021 (Apr-Dec)	2020 (Apr-Dec)	Var.% 2021x2020
Total Sale Volume ('000 cbm)	8,708	8,128	7.1%	8,851	-1.6%	25,580	21,597	18.4%
Adjusted EBITDA[1] (BRL mln)	1,244.0	922.0	34.9%	916.8	35.7%	3,128.6	1,645.5	90.1%
Adjusted EBITDA Margin[1] (BRL/cbm)	143	113	26.0%	104	37.9%	122	76	60.5%
Adjusted EBIT[1] (BRL mln)	885.5	623.9	41.9%	571.5	54.9%	2,058.7	785.2	n/a

Note 1: Adjusted by the effects detailed on page 7 of this earnings release.

The quarter was marked by improvements to the operational environment in Brazil, mainly reflecting the supply dynamics adopted by the market's main supplier, which resulted in a healthier operational environment and created opportunities to optimize the logistic infrastructure and maximize the operation's profitability and returns. **Raizen registered sales volume of 8.7 billion liters in the quarter, up 7% from the year-ago period.** The progress in vaccinations and economic recovery supported stronger demand for Otto cycle fuels (+2%), despite higher prices in the international market, which is a reference for local prices. In Brazil, there was a lower demand for gasoline and ethanol over the quarter mainly explained by inflation and high prices. For Diesel, the growth in demand (+12%) was leveraged by agribusiness and cargo and passenger transport sectors. The aviation industry posted a strong recovery in both Brazil (+38%) and Argentina (+28%). The quarter also marked Raízen's entry into Paraguay, leading the marketing & services market in the country and complementing our international fuels portfolio.

The segment's adjusted EBITDA totaled R$1.2 billion (+35%) in the quarter and R$3.1 billion (+90%) year-to-date. In Brazil, expansion reflects the more favorable business environment for optimizing the supply and commercialization strategy, with profitability growth and improved returns. Price movements in the period also contributed positively to the improved results in the quarter. In international operations (Argentina and Paraguay) the expansion of both demand and service station network contributed to the growth of market share and volumes sold (+22%), partially offset by the increase in raw material prices at the refineries and a greater challenge at restoring profitability at the end of the chain.

Investments in network expansion and maintenance remain in line with the plan. Raízen continues to expand our customer base and capture market opportunities, maintaining a continued focus on profitability with sustainable network growth. The Shell service station network ended the quarter with 7,828 stations in Brazil, Argentina and Paraguay (net addition of 495 new service stations in the last 12 months, of which 349 came from the recent acquisition in Paraguay).

In the Proximity segment, 157 stores were opened in the last 12 months (net addition), of which 69 were OXXO stores, ending the quarter with 1,448 stores in Brazil and Argentina.

Shell Box: in the last 12 months there were more than 36 million transactions in more than 3,700 accredited service stations, with over R$ 5.4 billion transacted through the platform. Quarter highlight was the beginning of the platform's operations in Argentina in October, with the adhesion of more than 60% of the service station network.

10

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021

cosan

F.2 Compass Gás & Energia

Below we present the results of Compass Gás & Energia composed of the following segments: (i) Distribution of natural gas (Comgás) and (ii) Other segments. **Compass Gás & Energia adjusted EBITDA was R$608 million** in the quarter (+23%), reflecting higher volumes of natural gas distributed by Comgás and the inflationary pass-through of distribution margins, which took place in May 2021. In addition, 4Q20 was negatively affected by the mark-to-market noncash effect of energy trading agreements. These effects were partially offset by the concentration of expenses at Comgás and at the Compass holding company in the period.

CAPEX amounted to R$551 million in the period, of which R$350 million are related to Comgás investments, in accordance with the regulatory plan. The remainder was invested mainly in the construction of the São Paulo Regasification Terminal (TRSP). In the year, CAPEX was R$1.4 billion (+42%), in accordance with the investment plan revised in August, given that construction of the TRSP began later than initially planned.

Adjusted EBITDA[1] BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Compass Gás & Energia	**608.0**	**494.8**	**22.9%**	**870.8**	**-30.2%**	**2,707.0**	**2,188.8**	**23.7%**
Comgás	664.7	684.1	-2.8%	893.3	-25.6%	2,811.3	2,386.7	17.8%
Other segments	(56.7)	(189.2)	-70.0%	(22.6)	n/a	(104.2)	(197.9)	-47.3%
Investments (BRL mln)	**550.8**	**291.4**	**89.0%**	**332.9**	**65.4%**	**1,432.3**	**1,012.5**	**41.5%**

Note 1: EBITDA was adjusted by the effects detailed on page 7 of this earnings release.

The financial statements, as well as the earnings release of Compass Gás & Energia, are available on the website: www.compassbr.com. The accounting reconciliation of results from the "Cosan perspective" to the "Compass perspective" of Net Icome is presented on page 26 of this earnings release.

F.2.1 Comgás

Indicators	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Total Natural Gas Sales ('000 cbm)	**1,240**	**1,202**	**3.2%**	**1,284**	**-3.4%**	**4,859**	**4,229**	**14.9%**
Residential	77	71	8.3%	92	-16.0%	312	302	3.6%
Commercial	37	32	15.5%	35	4.1%	128	115	11.4%
Industrial	960	938	2.3%	994	-3.4%	3,805	3,336	14.1%
Cogeneration	103	116	-11.4%	109	-5.8%	412	320	28.8%
Automotive	64	45	42.3%	54	17.5%	202	158	28.2%
Adjusted EBITDA[1] (BRL mln)	**664.7**	**684.1**	**-2.8%**	**893.3**	**-25.6%**	**2,811.3**	**2,386.7**	**17.8%**

Note 1: EBITDA was adjusted by the effects detailed on page 7 of this earnings release.

The total volume of natural gas distributed by Comgás, excluding thermogeneration, grew 3% in 4Q21, with nearly all segments making positive contributions. Volume from the **industrial segment** increased 2% compared to 4Q20, driven by the resumption of activities in most sectors of this segment. In the **commercial segment**, demand once again staged a strong recovery, with volume growth surpassing 15% compared to 4Q20, reflecting lower restrictions on commercial establishments. Volume in the **residential segment** grew 8% in the quarter, accelerated by the addition of 145,000 clients in the last 12 months and by the lower average temperature in the period. In the year, total distribution volume was 15% higher than 2020, with all segments registering increases, reflecting the recovery in economic activity and the execution of the Company's expansion plan.

EBITDA totaled R$665 million in the quarter (-3%), since the increase in sales, as well as the margins due to the inflation pass-through that took place in May 2021, was offset by non-recurring expenses with the extension of the concession contract for piped gas distribution services until 2049, signed in October 2021.

11

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021
cosan

F.3 Moove

Indicators	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Total Volume¹ ('000 cbm)	82.0	110.7	-25.9%	95.2	-13.8%	388.7	398.4	-2.4%
EBITDA (BRL mln)	109.6	143.4	-23.6%	156.6	-30.0%	602.8	477.3	26.3%

Note 1: Includes the sales volume of lubricants and base oils.

Moove's total sales volume fell 26% in the quarter and 2% in the year, basically reflecting the normalization of demand. In the second half of 2020, the company captured the additional demand, leveraged by the gradual recovery in economic activity and market supply dynamics, with this scenario lasting until mid-2021.

EBITDA was R$110 million in 4Q21, drop of 24% explained by the lower sales volume. **In 2021, EBITDA presented a 26% increase, seting a new record of R$603 million**, in line with guidance for the year. Despite the strong cost pressure and raw material restrictions, operational efficiency gains and the disciplined pricing and supply strategy supported the better result for the year.

F.4 Rumo

Indicator	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Total transported volume (millions RTK)	**15,883**	**16,197**	**-1.9%**	**16,367**	**-3.0%**	**64,027**	**62,458**	**2.5%**
North operation	11,923	11,911	0.1%	11,802	1.0%	47,335	45,862	3.2%
South operation	3,128	3,454	-9.4%	3,665	-14.7%	13,383	13,640	-1.9%
Container	832	832	0.0%	899	-7.5%	3,309	2,956	11.9%
Adjusted EBITDA¹ (BRL mln)	**419.2**	**763.0**	**-45.1%**	**903.2**	**-53.6%**	**3,297.4**	**3,492.5**	**-5.6%**
Adjusted EBITDA margin (%)	*27.7%*	*45.9%*	*-18.2 p.p.*	*45.9%*	*-18.2 p.p.*	*50.0%*	*59.6%*	*-9.6 p.p.*
Investments (BRL mln)	**885.8**	**1,190.3**	**-25.6%**	**716.8**	**23.6%**	**3,605.2**	**3,278.1**	**10.0%**

Note 1: Excludes the non-recurring effects detailed on page 7 of this earnings release.

At Rumo, volume transported was 15.9 billion RTK (-2%) in 4Q21, affected by the 9% lower volumes in the South Operation caused by the corn crop setback. Meanwhile, volumes in the North and Container Operations remained stable in the period. Despite the challenging scenario, Rumo gained 3.1 p.p. in its grain market share at the Port of Santos (SP) in the quarter, reaching 77.1%. However, the South Operation registered contraction of 8.0 p.p. in its grain market share at the ports of Paranaguá (PR) and São Francisco do Sul (SC). **In the year, volume transported grew 2%, reaching 64.0 billion RTK**, offsetting the negative effects from the corn crop setback in the second half of 2021. The sales strategy adopted by the Company, focusing on maximizing the use of its operational capacity by expanding market share and diversifying its cargo mix, as well as the startup of Central Network operations, contributed to minimize the weaker demand for grain transportation.

EBITDA in the quarter totaled R$419 million (-45%), due to the lower volume transported and margin compression, affected by the lower average tariff (-6%) and the pressure on variable costs (+16.8%), mainly affected by diesel. As a result, EBITDA margin in the quarter was 28%, down 18 p.p. from 4Q20. **In 2021, adjusted EBITDA reached R$3.3 billion (-6%)**, explained by the lower volume of corn transported and cost pressures, which were partially offset by Rumo's commercial strategy.

CAPEX in 4Q21 was R$886 million (-26%), demonstrating the Company's capital discipline in the more challenging scenario for operating cash generation. In the year, CAPEX was R$3.6 billion (+10%), in line with the investment plan, consistent with the current scenario.

The financial statements and earnings release of Rumo are available at ri.rumolog.com.

12

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021

F.5 Cosan Investimentos

This quarter, we began to report the results of Cosan Investimentos, the Company's new vehicle for capturing investment opportunities in new businesses that complement the Group's current portfolio. In 4Q21, this segment reflects the cumulative results for November and December 2021 of Radar, the agricultural land management company in which Cosan concluded, on November 3, 2021, the transaction to increase its equity interest.

(BRL mln)	4Q21 (Oct-Dec)
Net Revenue	31.5
EBITDA	46.1

Location	Crop	%	Area (hectares)	Area (acres)	Market Value (BRL mln)
MA	Grains	16.5%	15,170.6	37,487.5	349.2
MT	Grains	13.4%	12,303.1	30,401.5	446.4
SP	Sugarcane	70.1%	64,425.9	159,199.9	3,056.5
Total		100.0%	91,899.6	227,088.9	3,852.1

Radar reached EBITDA of R$46 million, represented primarily by the results from the leasing of agricultural land to third parties and land appreciation. Radar ended 4Q21 with 91,900 hectares of own land, with market value of R$3.9 billion.

13

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021

cosan

G. Financial Sections

G.1 Cosan Corporate

The result of this segment represents Cosan's corporate structure, that is, expenses with consulting services and personnel, as well as the effects from different legal demands, which include those arising from the businesses contributed to Raízen prior to its incorporation, as well as cash increase at Moove by CVC and other investments. Note that, for comparison purposes, the figures in the table below show the Corporate Cosan after the merger of the former Cosan Limited and Cosan Logística S.A..

Total Expenses BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
General and Administrative Expenses	**(97.4)**	**(371.0)**	**-73.7%**	**(102.6)**	**-5.1%**	**(325.6)**	**(579.1)**	**-43.8%**
Non-recurring Effects	-	(214.0)	-100%	-	n/a	-	(253.0)	-100%
Other	(97.4)	(157.0)	-38.0%	(102.6)	-5.1%	(325.6)	(326.1)	-0.1%
Other Operating Income (Expenses)	**406.6**	**96.7**	**n/a**	**(27.2)**	**n/a**	**381.6**	**(42.6)**	**n/a**
Non-recurring Effects	416.3	-	n/a	-	n/a	416.3	(68.3)	n/a
Other	(9.7)	96.7	n/a	(27.2)	-64.3%	(34.7)	25.7	n/a

The adjusted general and administrative expenses of Cosan Corporate amounted to R$97 million in 4Q21 (-38%), reduction explained by the concentration of expenses resulting from the corporate restructuring in 4Q20. Note that expenses in 4Q20 included non-recurring expenses of R$214 million with acceleration of long-term remuneration plan of the former Cosan Limited. **Other adjusted operating income (expenses)**, composed mainly of legal expenses and contingencies, **amounted to R$10 million in the period**. The variation in the quarterly comparison is explained mainly by the positive effect from reversal of provisions (non-cash) and gain from the exclusion of ICMS from the PIS/COFINS calculation basis in the comparison period. Lastly, in 4Q21, there was a non-recurring gain from the effect of bargain purchase of Radar at the holding company.

G.2 Consolidated Financial Results (ex-Raízen)

The financial result of Cosan S.A. Consolidated, i.e., excluding the financial result of Raízen, is shown below.

Financial Result BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Cost of Gross Debt	**(1,108.0)**	**(580.0)**	**91.0%**	**(822.7)**	**34.7%**	**(2,443.5)**	**(1,511.4)**	**61.7%**
Perpetual Notes	(125.6)	125.1	n/a	(243.0)	-48.3%	(422.0)	(586.6)	-28.1%
Interest of Bank Debt	(982.4)	(705.1)	39.3%	(579.7)	69.5%	(2,021.5)	(924.8)	n/a
Interest Income	295.5	41.6	n/a	184.3	60.3%	613.1	283.4	n/a
(=) Subtotal: Interest on Net Debt	**(812.5)**	**(538.4)**	**50.9%**	**(638.4)**	**27.3%**	**(1,830.4)**	**(1,228.0)**	**49.1%**
Other Charges and Monetary Variation	(299.2)	(71.7)	n/a	(389.3)	-23.1%	(630.2)	(680.6)	-7.4%
Banking Expenses, Fees and Other	(10.5)	(31.0)	-66.1%	(29.7)	-64.6%	(97.0)	(75.4)	28.6%
Net Financial Result	**(1,122.2)**	**(641.1)**	**75.0%**	**(1,057.4)**	**6.1%**	**(2,557.6)**	**(1,984.0)**	**28.9%**

Gross debt cost amounted to R$1.1 billion in 4Q21 (+91%), substantially higher mainly due to effects from exchange variation on the unhedged Perpetual Bonds driven by the depreciation of the Brazilian real against the U.S. dollar. In addition, higher gross debt and CDI rate also contributed to increasing the cost of gross debt. Income from financial investments increased due to the higher Selic rate and higher cash balance in the comparison period. **The weighted average cost of debt in 4Q21 of Cosan S.A. (ex-Raízen) corresponded to CDI + 0.91%.**

The main impacts on the line **other charges and monetary variations** were expenses with contingencies and the monetary variation of the concession contracts at Rumo, which amounted to R$229 million in the quarter. Banking expenses, fees and others totaled R$11 million.

14

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021
cosan

G.3 Income Tax and Social Contribution

A breakdown of income tax and social contribution of 4Q21 by business unit is shown below.

Income and Social Contribution Taxes BRL mln	Compass Gás & Energia	Moove	Rumo	Cosan Investimentos[1]	Cosan Corporate	Adjustments & Elimination	Consolidated
Operating Profit before Taxes	**238**	**54.6**	**(506.7)**	**49.2**	**723.1**	**(224.4)**	**334.0**
Income and Social Contribution Taxes, Nominal Rate (%)	*34.0%*	*34.0%*	*-34.0%*	*-34.0%*	*34.0%*	*34.0%*	*34.0%*
Theoretical Expense with Income and Social Contribution	**(81.0)**	**(18.6)**	**172.3**	**(16.7)**	**(245.8)**	**76.3**	**(113.5)**
Non-taxable Permanent Differences/Equity Pick-up	-	-	0.4	(0.0)	309.2	(76.3)	233.3
Other	163.2	20.8	(49.9)	12.5	489.0	-	635.6
Effective Expense with Income and Social Contribution Taxes	**82.2**	**2.2**	**122.8**	**(4.2)**	**552.4**	**0.0**	**755.4**
Income and Social Contribution Taxes, Effective Rate (%)	*-34.5%*	*-4.1%*	*24.2%*	*8.6%*	*-76.4%*	*0.0%*	*n/a*
Expenses with Income and Social Contribution Taxes	-	-	-	-	-	-	-
Current	190.3	68.9	(75.4)	(3.0)	(0.0)	-	180.8
Deferred	(108.2)	(66.7)	198.2	(1.2)	552.4	-	574.6

Note 1: Reflects two months of Radar's results

G.4 Net Income

Cosan reported adjusted net income of R$411 million in 4Q21 (+59%) and R$2.7 million in 2021 (+92%), leveraged mainly by the performance of Compass. These effects were partially offset by the challenging scenario faced by Rumo given the corn crop setback and increase in financial expenses. **Accounting net income was R$1.3 billion in 4Q21**, leveraged by the effects detailed above, **and R$6.3 billion in 2021**, the highest net result in the Company's history, reflecting net gains from the IPO of Raízen S.A. and the merger of Biosev.

15

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021
cosan

G.5 Loans and Financing (Pro Forma[1])

Cosan's gross debt[2] ended 4Q21 at R$54.4 billion (+5% vs. 3Q21), explained mainly by the new debenture issued to finance the Malha Paulista project at Rumo. Meanwhile, the balance of net debt[3] ended the quarter at R$31.2 billion, up 9% from 3Q21, due to non-cash effects from the accrual of interest and exchange variation on the Perpetual Bonds, as well as the main impacts that reduced the net cash position related to (i) payment of the first installment for acquisition of the equity interest in Radar, (ii) disbursement for the acquisition of 49% of the Private Use Terminal (TUP) at the Port of São Luis, and (iii) payment of dividends by Cosan.

The pro forma leverage ratio (net debt/EBITDA LTM[4]) remained stable at 2.1x in the period, due to the higher operational results in the annual comparison.

Loans and Financing 4Q21 BRL mln	Compass Gás & Energia	Moove	Rumo	Cosan Corporate Pro Forma[5]	Consolidated	Raízen S.A. (50%)	Consolidated Pro forma
Opening balance of pro forma net debt	**1,737.5**	**(438.9)**	**8,807.0**	**9,695.5**	**19,801.0**	**8,809.3**	**28,610.4**
Cash, cash equivalents and marketable securities	5,854.4	1,222.9	9,277.9	3,255.1	19,610.3	3,511.7	23,122.0
Gross Debt	**7,591.9**	**783.9**	**18,084.9**	**12,950.6**	**39,411.3**	**12,321.0**	**51,732.3**
Cash items	**(370.5)**	**19.6**	**1,453.0**	**238.2**	**1,340.3**	**(725.0)**	**615.3**
Funding	(0.5)	260.9	1,513.9	(13.9)	1,760.3	910.0	2,670.3
Payment of principal on loans and borrowings	(170.8)	(259.2)	(334.8)	-	(764.8)	(1,515.6)	(2,280.5)
Payment of Interest on loans borrowings	(245.2)	(5.9)	(252.9)	(57.3)	(561.3)	(119.3)	(680.6)
Derivatives	46.0	23.9	526.8	309.4	906.1	-	906.1
Noncash items	**197.9**	**21.6**	**542.8**	**531.2**	**1,293.5**	**714.9**	**2,008.4**
Provision for interest (accrual)	117.9	5.1	265.6	288.5	677.0	113.4	790.5
Monetary variation and MTM adjustment of debt	47.2	10.7	(54.4)	44.2	47.7	19.5	67.2
Exchange variation, net of derivatives	32.8	5.8	331.7	198.5	568.8	582.0	1,150.7
Closing balance of gross debt	**7,419.3**	**825.1**	**20,080.7**	**13,720.0**	**42,045.1**	**12,310.9**	**54,356.0**
Cash, cash equivalents and marketable securities	5,438.4	1,189.3	10,874.1	3,045.2	20,546.8	2,594.4	23,141.2
Closing balance of pro forma net debt (ex IFRS-16)	**1,981.0**	**(364.1)**	**9,206.6**	**10,674.8**	**21,498.3**	**9,716.5**	**31,214.8**
Leasing	63.8	53.4	3,106.9	43.7	3,267.7	5,342.8	8,610.4
Closing balance of pro forma adjusted net debt	**2,044.7**	**(310.7)**	**12,313.5**	**10,718.5**	**24,765.9**	**15,059.3**	**39,825.2**

Note 1: Pro forma basis, i.e., including 50% of Raizen's values.
Note 2: Gross debt excludes (i) PESA at Raizen Energia and (ii) lease liabilities (IFRS 16).
Note 3: Net debt excludes lease liabilities (IFRS16).
Note 4: EBITDA LTM includes 100% of the results of Rumo and the holding companies Cosan Logistica S.A. and Cosan Limited, adjusted by the effect of the sector financial assets and liabilities of Comgás prior to June 2020 (EBITDA and Cash) and by lease liabilities (IFRS 16) at Raizen (EBITDA and Net Debt).
Nota 5: Includes the result of Cosan Investimentos.

16

G.6 Cash Flow Reconciliation Below we present the reconciliation of the Cash Generation (Consumption) net to the shareholder (FCFE) on an accounting basis (“Cosan S.A.”) and on a pro forma basis (“Pro forma Cosan S.A.”), which takes into account 50% of Raízen’s results. Cosan presented, on pro forma basis, net cash generation to shareholders (FCFE) of R$694 million (+4x). The main effects in the quarter were: i) OFC: sale of part of Renewables and Sugar inventories at Raízen, as well as the strong operational performance of the Marketing and Services segment, ii) CFI: increased maintenance CAPEX at Raízen, pressured by higher prices of agricultural and industrial inputs, inflation and by the disbursement of cash for the first installment for the acquisition of the equity interest in Radar and for 49% of TUP Port of São Luís by Cosan Corporate; and iii) CFF: conclusion of the settlement of the second round of private funding at Compass and the debenture issue at Rumo. In the period, Cosan S.A. received from Compass and Raízen dividends and interest on equity amounting to R$800 million and R$496 million, respectively. In addition, on December 28, 2021, Cosan S.A. distributed to its shareholders R$700 million in interim dividends based on the net income accrued until September 30, 2021. 4Q21 Cash Flow Statement Compass Gás & Energia Moove Rumo Cosan Corporate1 Raízen S.A. (50%) Eliminations Consolidated Pro forma 4Q20 BRL mln Consolidated Pro forma Chg.% EBITDA 539.9 109.6 419.2 1,268.9 2,229.6 (906.2) 3,661.1 2,598.0 41% Noncash impacts on EBITDA (53.1) 23.1 159.6 (1,278.3) (172.7) 906.2 (415.3) 468.2 n/a Changes in assets and liabilities (8.3) (180.6) 144.8 (102.9) (685.3) - (832.3) 169.0 n/a Operating financial result 108.8 6.1 127.0 40.3 385.6 0.0 667.8 96.8 n/a Operating Cash Flow 587.4 (41.8) 850.6 (72.2) 1,757.2 0.0 3,081.3 3,332.0 -8% CAPEX (456.5) (18.2) (700.9) (3.6) (1,006.1) (0.0) (2,185.2) (1,630.0) 34% Other (0.0) (0.0) 1.2 (873.4) (30.3) 0.0 (902.5) 24.0 n/a Cash Flow from Investing Activities (456.5) (18.2) (699.7) (877.0) (1,036.3) 0.0 (3,087.7) (1,606.0) 92% Funding (0.5) 260.9 1,513.9 (13.9) 910.0 0.0 2,670.3 339.7 n/a Loans amortization (Principal) (170.8) (259.2) (356.0) - (1,515.6) (0.0) (2,301.7) (1,270.9) 81% Loans amortization (Interest) (245.2) (6.0) (252.9) (57.3) (119.3) - (680.7) (539.2) 26% Leasing amortization (IFRS16) (1.3) (3.7) (80.2) (2.3) (435.4) (0.0) (523.0) (274.9) 90% Derivatives 46.0 23.9 526.8 309.4 - 0.0 906.1 353.2 n/a Other 625.3 (0.0) 0.0 7.9 (8.1) (0.0) 625.2 (166.0) n/a Cash Flow from Financing Activities 253.5 15.8 1,351.5 243.8 (1,168.4) 0.0 696.2 (1,558.0) n/a Dividends received 0.0 - - 1,187.9 - (1,183.4) 4.6 3.6 28% Free Cash Flow to Equity 384.5 (44.1) 1,502.5 482.6 (447.6) (1,183.4) 694.4 171.7 n/a Cosan S.A - - - (700.0) - (128.5) (828.5) (31.9) n/a Gás e Energia (800.5) - - - - 800.5 - - n/a Others - - - (15.6) (495.7) 511.3 - - n/a Dividends paid (800.5) - - (715.6) (495.7) 1,183.4 (828.5) (31.9) n/a Exchange variation impact on cash and cash equivalents - 10.5 93.7 23.1 26.0 0.0 153.4 (414.1) n/a Cash Generation (Burn) in the Period (416.1) (33.6) 1,596.1 (209.9) (917.3) 0.0 19.3 (274.3) n/a Note 1: Includes the result of Cosan Investimentos.

2021 Cash Flow Statement Compass Gás & Energia Moove Rumo Cosan Corporate1 Raízen S.A. (50%) Eliminations Consolidated Pro forma 2020 BRL mln Consolidated Pro forma Chg.% EBITDA 2,532.9 602.8 3,350.4 6,676.3 6,538.4 (3,511.6) 16,189.0 9,998.3 62% Noncash impacts on EBITDA (162.0) 98.0 206.1 (6,848.1) (317.1) 3,511.6 (3,511.4) 606.0 n/a Changes in assets and liabilities (319.3) (631.9) (445.9) (265.6) (3,412.5) - (5,075.3) (2,234.9) n/a Operating financial result 173.7 16.4 288.1 (25.4) 1,376.1 - 1,828.9 129.8 n/a Operating Cash Flow 2,225.3 85.4 3,398.7 (462.9) 4,184.8 - 9,431.2 8,499.3 11% CAPEX (1,269.9) (42.5) (3,453.4) (9.0) (2,641.1) - (7,415.9) (5,614.4) 32% Other (0.7) (0.3) 60.6 (1,016.0) (2,154.6) - (3,111.0) 207.1 n/a Cash Flow from Investing Activities (1,270.6) (42.9) (3,392.8) (1,025.0) (4,795.7) - (10,526.9) (5,407.3) 95% Funding 2,251.6 418.7 7,891.1 1,985.6 3,170.5 - 15,717.4 12,868.0 22% Loans amortization (Principal) (1,768.4) (431.5) (6,915.2) (1,093.8) (2,566.8) - (12,775.8) (6,888.1) 85% Loans amortization (Interest) (419.1) (17.2) (1,110.7) (779.7) (377.2) - (2,703.8) (2,299.4) 18% Leasing amortization (IFRS16) (4.4) (14.5) (310.9) (7.8) (1,216.9) - (1,554.5) (6,533.0) -76% Derivatives 118.0 26.1 2,169.2 1,365.4 - - 3,678.7 1,321.7 n/a Other 2,219.7 37.5 (418.5) (314.4) 3,256.4 - 4,780.6 3,697.5 29% Cash Flow from Financing Activities 2,397.4 19.0 1,305.0 1,155.4 2,265.9 - 7,142.6 2,166.7 n/a Dividends received (0.0) - 8.1 1,714.8 3.0 (1,706.4) 19.4 13.2 47% Free Cash Flow to Equity 3,352.1 61.5 1,318.9 1,382.2 1,658.1 (1,706.4) 6,066.3 5,271.9 15% Cosan S.A - - - (2,421.0) - 570.1 (1,850.9) 72.7 n/a Gás e Energia (1,001.9) - - - - 281.1 (720.7) (614.8) 17% Others - - (7.1) (15.6) (832.4) 855.1 - (26.4) -100% Dividends paid (1,001.9) - (7.1) (2,436.6) (832.4) 1,706.4 (2,571.6) (568.4) n/a Exchange variation impact on cash and cash equivalents - 23.3 387.1 155.4 47.8 - 613.7 732.8 -16% Cash Generation (Burn) in the Period 2,350.2 84.8 1,698.9 (899.0) 873.5 - 4,108.4 5,436.2 -24% Note 1: Includes the result of Cosan Investimentos.

H. Relevant Events The main events announced as of the reporting date of this earnings release follow: Gain from a bargain purchase at Radar In September 2021, the Company announced the acquisition of an additional interest on Radar. Since the amount agreed for the transaction did not include the most recent appraisal of the property value, which means that the price paid in the transaction was less than the Net Book Value of the land acquired, a non-recurring (non-cash) gain from bargain purchase of R$416 million was recognized in 4Q21 at Cosan Corporate. Changes to Executive Board The Board of Directors elected on November 23, 2021, Marcelo Eduardo Martins as Chief Strategy Officer (CSO) and Ricardo Lewin as Chief Financial & Investor Relations Officer of the Company, both of whom took office on January 2, 2022. Dividends On December 28, 2021, interim dividends were distributed based on the balance sheet as of September 30, 2021, in the total amount of R$700,024,527.67, equivalent to R$0.374619350 per common share, excluding treasury shares, without the withholding of income tax. Conclusion of Sulgás Acquisition In January 2022, Compass concluded the acquisition of a 51% interest in Companhia de Gás do Estado do Rio Grande do Sul (Sulgás) in the amount of R$955 million, with the aim of expanding the public’s access to the benefits of piped natural gas and contributing to the energy security required for the region’s economic development. Trizy Partnership In January 2022, Trizy, a logistics services digital platform, received a capital injection of R$40 million from NSTech, Latin America’s largest open technology platform for logistics and mobility, with the aim of further accelerating the digitalization and growth of the logistics segment and increasing its productivity and competitiveness. Closing Porto São Luis In February 2022, Cosan completed the acquisition of the remaining shares representing 51% (fifty-one percent) of TUP Porto São Luís S.A. (“Port”)’s equity, held by São Luís Port Company S.A.R.L., a company of China Communications Construction Company Limited (“CCCC”) group. As of the conclusion of this stage, Cosan becomes holder of 100% of Porto capital stock. EESG1 As part of its best practices in EESG, in November, the Cosan Group signed a partnership with Braskem to join forces in a sustainable development agenda to support the circular economy and carbon neutrality. Together, the companies developed various initiatives that go beyond commercial focus to reduce carbon emissions, energy consumption and the use of natural resources and to coordinate new lines of research and development for solutions that cause positive impacts on society. In December 2021, Cosan was selected to be part of the 17th Portfolio of the Corporate Sustainability Index (ISE) of the B3. In 2021, the index, whose component companies have combined market capitalization of R$1.74 trillion, adopted a more robust selection methodology and governance criteria. Cosan being selected in 2022 as a component for the second straight year, and the entry of Rumo, the only logistics company included in the ISE, attest to the Group’s commitment to best practices in EESG to create value for its stakeholders in the long term. Also in December, for the first time ever and in line with the commitment undertaken previously, all companies from the Cosan Group submitted information to the Carbon Disclosure Project (CDP), leading global platform for reporting climate change data, and achieved solid improvement in their performance in relation to previous years. In this cycle, Cosan’s score improved from B to A-, which is the maximum score for its sector. Meanwhile, Raízen was included on the select “A List” that only features companies with the highest possible score of “A.” Rumo improved its score from “C” to “B,” while Compass debuted with a score of “B”. Moove also registered significant progress on its journey to combat climate change. In January 2022, the Cosan Strategy & Sustainability Committee was created, which is chaired by Luis Henrique and has Marcelo Martins, Vasco Augusto Pinto da Fonseca Dias Júnior and Ana Paula Pessoa as members. The Committee will report regularly to the Board of Directors and one of its objectives is to monitor the Company’s sustainability strategies, goals and commitments, as well as and promoting broad debate on related trends.

Meanwhile, the People Committee, which is formed by Rubens Ometto as chair, Burkhard Otto Cordes and Dan Ioschpe, was changed to the People & Nomination Committee, including among its attributions the nomination of administrators. In January, Cosan once again was selected as a component of the Bloomberg Gender-Equality Index (GEI), a global reference for corporations that stand out for fostering gender equality and the transparency of information reported on the topic. This achievement reinforces the Company's ongoing journey to build an increasingly diverse, responsible and equal workplace. Lastly, to continue reaffirming its commitment to the sustainable capital allocation, in January 2022, Raízen announced the creation of the non-statutory position of Chief Strategy Officer, which will combine the Strategy, New Business, M&A and Sustainability areas. The new area will be led by Paula Kovarsky, who previously served as Cosan’s Investor Relations and ESG Officer, where she was responsible for developing the Group’s ESG strategy. For more information, please visit the Cosan’s IR website: www.cosan.com.br. Note 1: EESG stands for Economic, Environment, Social and Governance.

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021

I. New Cosan S.A. – Managerial perspectives on consolidation

According to Material Fact notice dated March 1, the Company concluded its corporate restructuring, which consolidated Cosan as the only holding company of the group by merging Cosan Limited (CZZ) and Cosan Logistica (Cosan Log). Therefore, **as from March 2021, in addition to the incorporation of the expenses, liabilities and other items of the mentioned holding companies, Cosan succeeded Cosan Log as the controlling shareholder of Rumo S.A.**, holding 30% of its share capital and consolidating 100% of its results.

To facilitate comparability, a reconciliation of the adjusted pro forma EBITDA of Cosan follows, as presented in this earnings release, with two other analysis perspectives: i) "EBITDA under management," a theoretical result that includes 100% of each operating business of the portfolio, excluding Corporate and eliminations among the companies; and ii) "Proportional EBITDA," adjusting the consolidated results of each business by the interest held directly by the Company.

4Q21 BRL mln	EBITDA Under Management (100%)[3]	Deconsolidation 50% Raizen	EBITDA Pro forma[2]	Minority Deconsolidation	Proportional EBITDA[1]
Raizen Pro forma[4] (44%)	3,358.2	(1,679.1)	1,679.1	(201.5)	1,477.6
Compass (88%)	608.0	-	608.0	(73.0)	535.1
Moove (70%)	109.6	-	109.6	(32.9)	76.7
Rumo (30%)	419.2	-	419.2	(292.0)	127.3
Cosan Investimentos[5] (50%)	46.1	-	46.1	(23.0)	23.0
Corporate & Eliminations	-	(99.7)	(99.7)	-	(99.7)
Cosan Consolidated	**4,541.2**	**(1,778.8)**	**2,762.4**	**(622.4)**	**2,140.0**

2021 BRL mln	EBITDA Under Management (100%)[3]	Deconsolidation 50% Raizen	EBITDA Proforma[2]	Minority Deconsolidation	Proportional EBITDA[1]
Raizen Pro forma[4] (44%)	11,067.8	(5,533.9)	5,533.9	(664.1)	4,869.8
Compass (88%)	2,707.0	-	2,707.0	(324.9)	2,382.2
Moove (70%)	602.8	-	602.8	(180.8)	421.9
Rumo (30%)	3,297.4	-	3,297.4	(2,296.6)	1,000.8
Cosan Investments[5] (50%)	46.1	-	46.1	(23.0)	23.0
Corporate & Eliminations	-	(325.6)	(325.6)	-	(325.6)
Cosan Consolidated	**17,721.1**	**(5,859.5)**	**11,861.6**	**(3,489.4)**	**8,372.2**

Note 1: EBITDA adjusted by the non-recurring effects detailed on page 7 of this earnings release.
Note 2: Pro forma results adjusted, i.e., includes 50% of the results of Raizen and 100% of the results of Rumo, Cosan Logistica and Cosan Limited since January 2021.
Note 3: Theoretical and unaudited numbers, reflecting managerial perspectives on consolidation.
Note 4: Includes Biosev results since April 1, 2021
Note 5: At the end of 2021, Cosan Investimentos held only 50% plus one Radar share.

21

J. Financial Statements J.1 Cosan S.A. Pro forma Consolidated Indicators 4Q21 4Q20 Chg.% 3Q21 Chg.% 2021 2020 Chg.% BRL mln (Oct-Dec) (Oct-Dec) 4Q21/4Q20 (Jul-Sep) 4Q21/3Q21 (Jan-Dec) (Jan-Dec) 2021/2020 EBITDA 2,113.2 1,559.3 35.5% 5,135.1 -58.8% 11,312.8 6,459.8 75.1% Investments¹ 1,456.6 1,491.1 -2.3% 1,090.6 33.6% 4,545.5 4,367.3 4.1% Income Statement for the Period 4Q21 4Q20 Chg.% 3Q21 Chg.% 2021 2020 Chg.% BRL mln (Oct-Dec) (Oct-Dec) 4Q21/4Q20 (Jul-Sep) 4Q21/3Q21 (Jan-Dec) (Jan-Dec) 2021/2020 Net Revenue 6,749.9 5,583.0 20.9% 6,890.5 -2.0% 25,865.0 20,437.8 26.6% Cost of Goods and Services Sold (5,307.9) (4,279.5) 24.0% (4,957.1) 7.1% (19,309.0) (14,501.7) 33.1% Gross profit 1,442.0 1,303.5 10.6% 1,933.4 -25.4% 6,556.0 5,936.1 10.4% Selling, general & administrative expenses (854.1) (939.9) -9.1% (728.3) 17.3% (2,851.0) (2,749.8) 3.7% Other net operating income (expenses) 182.1 179.7 1.3% (44.1) n/a 382.6 176.9 n/a Financial results (1,122.2) (641.1) 75.0% (1,057.4) 6.1% (2,557.6) (1,984.0) 28.9% Equity Pick-up 686.3 398.9 72.0% 3,337.1 -79.4% 4,720.9 611.8 n/a Expenses with income and social contribution taxes 755.4 (193.0) n/a (82.7) n/a 445.6 (502.7) n/a Non-controlling interest 188.0 (220.2) n/a (93.3) n/a (384.3) (628.8) -38.9% Net income (loss) 1,277.4 (112.0) n/a 3,264.7 -60.9% 6,312.1 859.5 n/a Balance Sheet 4Q21 3Q21 BRL mln 12/31/21 09/30/21 Cash and cash equivalents 16,174 15,628 Marketable Securities 4,373 3,982 Trade accounts receivable 2,581 2,750 Inventories 1,149 1,215 Derivative financial instruments 4,733 5,424 Other current assets 2,821 2,988 Other non-current assets 15,977 14,598 Investment properties 3,887 - Investments 11,717 10,571 Property, plant and equipment 16,649 15,994 Intangible assets 17,781 17,726 Total Assets 97,842 90,877 Loans and borrowings 45,659 43,972 Financial instruments and derivatives 1,076 899 Trade accounts payable 3,254 3,043 Payroll 553 459 Other current liabilities 3,984 2,897 Other non-current liabilities 14,447 13,371 Shareholders' Equity 28,870 26,236 Total Liabilities 97,842 90,877 Note 1: Includes investments in assets derived from contracts with clients.

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021
cosan

J.2 Raízen

J.2.1 Renewables

The Renewables segment comprises: (i) production and sale of own ethanol (first and second generation); (ii) origination, import and trading of ethanol; (iii) production and sale of own bioenergy; (iv) reselling and trading of electric power; and (v) production and sale of other renewable products (solar power, biogas, etc.).

Income Statement for the Period BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21x4Q20	3Q21 (Jul-Sep)	Var.% 4Q21x3Q21	2021/22 (Apr-Dec)	2020/21 (Apr-Dec)	Chg.% 2021/22x2020/21
Net Operating Revenue	**7,741.0**	**5,929.6**	**30.5%**	**6,823.9**	**13.4%**	**18,148.7**	**13,127.9**	**38.2%**
Cost of goods sold	**(6,265.3)**	**(4,966.5)**	**26.2%**	**(5,755.2)**	**8.9%**	**(14,547.3)**	**(10,842.0)**	**34.2%**
Gross profit	**1,475.7**	**963.1**	**53.2%**	**1,068.7**	**38.1%**	**3,601.4**	**2,285.9**	**57.6%**
Selling, general & administrative expenses	**(299.0)**	**(365.6)**	**-18.2%**	**(345.7)**	**-13.5%**	**(907.1)**	**(916.7)**	**-1.1%**
Selling expenses	(154.8)	(249.8)	-38.0%	(159.4)	-2.9%	(452.7)	(556.1)	-18.6%
General and administrative expenses	(144.2)	(115.8)	24.5%	(186.3)	-22.6%	(454.3)	(360.6)	26.0%
Other operating expenses/revenues	19.0	(79.2)	n/a	21.2	-10.4%	(35.9)	(121.4)	-70.4%
Equity Pick-up	(13.2)	(3.3)	n/a	(15.0)	-12.0%	(37.8)	(84.8)	-55.4%
EBIT	1,182.6	515.0	n/a	729.3	62.2%	2,620.7	1,162.9	n/a
Depreciation and amortization	806.2	866.2	-6.9%	1,100.8	-26.8%	2,740.9	2,315.3	18.4%
EBITDA	**1,988.8**	**1,381.2**	**44.0%**	**1,830.1**	**8.7%**	**5,361.6**	**3,478.2**	**54.1%**
Adjusted EBITDA Reconciliation								
Change in Biological Assets	(247.0)	(96.1)	n/a	219.6	n/a	(440.3)	(557.8)	-21.1%
Leases (IFRS 16)	(309.9)	(237.9)	30.3%	(294.1)	5.4%	(902.7)	(597.8)	51.0%
Other Non-recurring effects	(1.5)	49.1	n/a	(58.3)	-97.4%	6.6	154.9	-95.8%
Adjusted EBITDA	**1,430.4**	**1,096.3**	**30.5%**	**1,697.3**	**-15.7%**	**4,025.2**	**2,477.5**	**62.5%**

J.2.2 Sugar

The Sugar segment comprises: (i) production and sale of own sugar; and (ii) sourcing and trading of sugar.

Income Statement for the Period BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21x4Q20	3Q21 (Jul-Sep)	Var.% 4Q21x3Q21	2021/22 (Apr-Dec)	2020/21 (Apr-Dec)	Chg.% 2021/22x2020/21
Net revenue	**5,980.3**	**6,225.2**	**-3.9%**	**4,768.3**	**25.4%**	**14,202.7**	**14,119.7**	**0.6%**
The cost of goods sold	**(5,093.8)**	**(5,240.8)**	**-2.8%**	**(4,585.0)**	**11.1%**	**(12,373.7)**	**(11,729.4)**	**5.5%**
Gross profit	**886.5**	**984.4**	**-9.9%**	**183.3**	**n/a**	**1,829.0**	**2,390.3**	**-23.5%**
Selling, general & administrative	**(406.4)**	**(384.6)**	**5.7%**	**(443.0)**	**-8.3%**	**(1,193.5)**	**(1,002.7)**	**19.0%**
Selling expenses	(228.0)	(267.0)	-14.6%	(248.3)	-8.2%	(679.8)	(671.7)	1.2%
General and administrative expenses	(178.4)	(117.6)	51.7%	(194.7)	-8.4%	(513.7)	(331.0)	55.2%
Other operating expenses/revenues	17.0	(90.4)	n/a	152.6	-88.9%	87.8	(140.8)	n/a
Equity pick-up	3.3	2.1	57.1%	3.4	-2.9%	9.2	2.3	n/a
EBIT	500.4	511.5	-2.2%	(103.7)	n/a	732.5	1,249.1	-41.4%
Depreciation and amortization	810.2	961.3	-15.7%	851.4	-4.8%	2,397.4	2,233.9	7.3%
EBITDA	**1,310.7**	**1,472.8**	**-11.0%**	**747.7**	**75.3%**	**3,130.0**	**3,483.0**	**-10.1%**
Adjusted EBITDA Reconciliation								
Change in Biological Assets	(260.1)	(109.7)	n/a	228.0	n/a	(450.8)	(652.1)	-30.9%
Leases (IFRS 16)	(324.2)	(271.4)	19.5%	(311.3)	4.1%	(929.2)	(695.9)	33.5%
Non-recurring effects	-	61.3	-100.0%	(61.5)	-100.0%	40.9	112.9	-63.8%
Adjusted EBITDA	**726.4**	**1,153.0**	**-37.0%**	**602.9**	**20.5%**	**1,790.9**	**2,247.9**	**-20.3%**

23

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021

J.2.3 Marketing & Services

The Marketing & Services segment comprises: (i) the fuel distribution and proximity operation in Brazil; (ii) the downstream operation (refining, distribution, convenience stores and resale of fuels, lubricants and specialties) in Argentina; and (iii) fuel distribution operation in Paraguay.

Income Statement for the Period BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Var.% 4Q21x4Q20	3Q21 (Jul-Sep)	Var.% 4Q21x3Q21	2021 (Apr-Dec)	2020 (Apr-Dec)	Var.% 2021x2020
Net Operating Revenue	**45,434.9**	**26,148.4**	**73.8%**	**39,924.9**	**13.8%**	**119,460.0**	**66,810.1**	**78.8%**
Cost of Goods and Services Sold	**(43,656.9)**	**(24,755.7)**	**76.4%**	**(38,505.8)**	**13.4%**	**(114,877.6)**	**(64,011.1)**	**79.5%**
Gross profit	**1,778.0**	**1,392.7**	**27.7%**	**1,419.1**	**25.3%**	**4,582.4**	**2,799.0**	**63.7%**
Selling, general & administrative expenses	**(946.9)**	**(726.4)**	**30.3%**	**(877.4)**	**7.9%**	**(2,599.6)**	**(2,017.2)**	**28.9%**
Selling expenses	(715.2)	(566.6)	26.2%	(684.2)	4.5%	(2,005.5)	(1,565.3)	28.1%
General and administrative	(231.7)	(159.8)	45.0%	(193.2)	19.9%	(594.1)	(451.9)	31.5%
Other operating income (expenses)	80.3	9.3	n/a	140.8	-43.0%	382.5	256.2	49.3%
Equity pick-up	(6.2)	(1.8)	n/a	(5.8)	6.9%	(17.4)	(1.3)	n/a
EBIT	905.1	673.7	34.4%	676.6	33.8%	2,347.9	1,036.7	n/a
Depreciation and amortization	297.2	237.5	25.1%	273.1	8.8%	861.8	700.0	23.1%
EBITDA	**1,202.3**	**911.2**	**31.9%**	**949.7**	**26.6%**	**3,209.7**	**1,736.7**	**84.8%**
Adjusted EBITDA Reconciliation								
Asset Divestments	(6.0)	(11.7)	-48.9%	0.0	n/a	(5.7)	(17.3)	-67.0%
Assets arising from contracts with clients	146.9	138.5	6.1%	143.8	2.2%	429.2	387.4	10.8%
Leases (IFRS 16)	(99.3)	(88.4)	12.3%	(85.1)	16.7%	(254.6)	(263.1)	-3.2%
Non-recurring effects	-	(27.7)	-100.0%	(91.7)	-100.0%	(250.0)	(198.2)	26.1%
Adjusted EBITDA	**1,244.0**	**922.0**	**34.9%**	**916.8**	**35.7%**	**3,128.6**	**1,645.5**	**90.1%**

24

J.3 Compass Gás & Energia Sales Volumes 4Q21 4Q20 Chg.% 3Q21 Chg.% 2021 2020 Chg.% (Oct-Dec) (Oct-Dec) 4Q21/4Q20 (Jul-Sep) 4Q21/3Q21 (Jan-Dec) (Jan-Dec) 2021/2020 Natural Gas Sales, ex-thermal power (‘000 cbm) 1,240 1,202 3.2% 1,284 -3.4% 4,859 4,229 14.9% EBITDA1 (BRL mln) 539.9 494.8 9.1% 870.8 -38.0% 2,532.9 2,184.3 16.0% Adjusted EBITDA (BRL mln) 608.0 494.8 22.9% 870.8 -30.2% 2,707.0 2,188.8 23.7% Investments2 (BRL mln) 550.8 291.4 89.0% 332.9 65.4% 1,432.3 1,012.5 41.5% Income Statement for the Period 4Q21 4Q20 Chg.% 3Q21 Chg.% 2021 2020 Chg.% BRL mln (Oct-Dec) (Oct-Dec) 4Q21/4Q20 (Jul-Sep) 4Q21/3Q21 (Jan-Dec) (Jan-Dec) 2021/2020 Net Revenue 3,617.4 2,631.2 37.5% 3,315.6 9.1% 12,330.2 9,093.2 35.6% Cost of goods and services sold (2,650.9) (2,049.2) 29.4% (2,292.0) 15.7% (9,200.2) (6,434.2) 43.0% Gross profit 966.5 581.9 66.1% 1,023.6 -5.6% 3,130.0 2,659.0 17.7% Selling, general and administrative expenses (379.9) (243.4) 56.1% (285.5) 33.1% (1,182.7) (1,031.6) 14.6% Other net operating income (expenses) (194.8) 24.9 n/a (10.8) n/a 25.6 56.2 -54.5% Financial results (153.6) (109.8) 39.9% (85.0) 80.7% (289.6) (282.8) 2.4% Equity Pick-up (0.0) (0.0) -100.0% 0.0 n/a (0.0) 0.0 n/a Expenses with income and social contribution taxes 82.2 (77.0) n/a (12.3) n/a 59.4 (460.3) n/a Non-controlling Interest (41.4) (4.4) n/a (34.1) 21.6% (91.9) (17.0) n/a Net income 279.0 172.2 62.0% 595.9 -53.2% 1,650.7 923.4 78.8% Balance Sheet 4Q21 3Q21 BRL mln 12/31/21 09/30/21 Cash and cash equivalents 3,562 3,800 Marketable Securities 1,876 2,054 Trade accounts receivable 1,412 1,401 Inventories 130 130 Derivative financial instruments 358 525 Other current assets 831 857 Other non-current assets 2,214 2,012 Property, plant and equipment 271 108 Intangible assets 9,329 9,258 Total Assets 19,983 20,144 Loans and borrowings 7,668 7,898 Derivative financial instruments 358 580 Trade accounts payable 1,799 1,686 Payroll 104 77 Other current liabilities 563 705 Other noncurrent liabilities 3,117 3,037 Shareholders' Equity 6,373 6,161 Total Liabilities 19,983 20,144 Note 1: As from 2Q20, Comgás began to record the effects of the regulatory checking account in its corporate books, which eliminates the need to normalize its performance. Note 2: Includes investments in assets arising from contracts with clients (IFRS 15) at Comgás.

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021

J.4 Moove

Indicators	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Total Volume[1] (000 cbm)	82.0	110.7	-25.9%	95.2	-13.8%	388.7	398.4	-2.4%
EBITDA (BRL mln)	109.6	143.4	-23.6%	156.6	-30.0%	602.8	477.3	26.3%

Income Statement for the Period	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Net Revenue	1,602.4	1,299.5	23.3%	1,617.2	-0.9%	6,112.5	4,415.6	38.4%
Cost of Goods and Services Sold	(1,299.2)	(991.4)	31.0%	(1,284.3)	1.2%	(4,808.6)	(3,380.3)	42.3%
Gross profit	303.2	308.1	-1.6%	332.9	-8.9%	1,303.8	1,035.3	25.9%
Selling, general and administrative expenses	(226.7)	(194.2)	16.7%	(203.3)	11.5%	(821.3)	(701.5)	17.1%
Other net operating income (expenses)	9.7	2.5	n/a	4.8	n/a	23.4	34.9	-32.9%
Financial results	(31.6)	(27.5)	14.8%	(7.0)	n/a	(63.8)	(129.3)	-50.7%
Expenses with income and social contribution taxes	2.2	(30.6)	n/a	(44.2)	n/a	(147.1)	(87.9)	67.3%
Non-controlling interest	(17.0)	(17.8)	-4.7%	(25.2)	-32.4%	(89.8)	(46.8)	92.0%
Net income	39.8	40.5	-1.6%	58.0	-31.3%	205.1	104.6	96.2%

Balance Sheet BRL mln	4Q21 12/31/21	3Q21 09/30/21
Cash and cash equivalents	1,060	1,106
Securities	129	117
Trade accounts receivable	605	683
Inventories	791	804
Derivative financial instruments	27	48
Other current assets	298	256
Other non-current assets	320	385
Property, plant and equipment	334	323
Intangible assets	1,286	1,279
Total Assets	4,850	5,001
Loans and borrowings	831	815
Trade accounts payable	829	880
Payroll	132	102
Other current liabilities	359	379
Other non-current liabilities	413	608
Shareholders' Equity	2,286	2,218
Total Liabilities	4,850	5,001

Note 1: Considers the sales volume of lubricants and base oils.

26

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021
cosan

J.5 Rumo

Indicators	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Total transported volume (millions RTK)	**15,883**	**16,197**	**-1.9%**	**16,367**	**-3.0%**	**64,027**	**62,458**	**2.5%**
North operation	11,923	11,911	0.1%	11,802	1.0%	47,335	45,862	3.2%
South operation	3,128	3,454	-9.4%	3,665	-14.7%	13,383	13,640	-1.9%
Container	832	832	0.0%	899	-7.5%	3,309	2,956	11.9%
Average transportation yield (R$/000 RTK)	*78.6*	*83.8*	*-6.2%*	*101.6*	*-22.6%*	*98.1*	*93.9*	*4.5%*
Total volume loaded (TU '000)	**2,897**	**3,533**	**-18.0%**	**3,095**	**-6.4%**	**12,493**	**14,447**	**-13.5%**
Logistics solution volume (TU '000)	**1,561**	**2,261**	**-30.9%**	**1,350**	**15.6%**	**5,526**	**7,033**	**-21.4%**
EBITDA	**419.2**	**794.3**	**-47.2%**	**903.2**	**-53.6%**	**3,350.4**	**3,808.0**	**-12.0%**
EBITDA margin (%)	*27.7%*	*47.8%*	*-20.1 p.p.*	*45.9%*	*-18.2 p.p.*	*50.8%*	*64.9%*	*-14.1 p.p.*
Adjusted EBITDA[1]	**419.2**	**763.0**	**-45.1%**	**903.2**	**-53.6%**	**3,297.4**	**3,492.5**	**-5.6%**
Adjusted EBITDA margin (%)	*27.7%*	*45.9%*	*-18.2 p.p.*	*45.9%*	*-18.2 p.p.*	*50.0%*	*59.6%*	*-9.6 p.p.*
Investments	**885.8**	**1,190.3**	**-25.6%**	**716.8**	**23.6%**	**3,605.2**	**3,278.1**	**10.0%**

Income Statement for the Period	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Net Revenue	**1,512.2**	**1,662.0**	**-9.0%**	**1,965.6**	**-23.1%**	**7,439.6**	**6,966.2**	**6.8%**
Cost of Goods and Services Sold	**(1,371.0)**	**(1,248.0)**	**9.9%**	**(1,389.3)**	**-1.3%**	**(5,352.0)**	**(4,721.5)**	**13.4%**
Gross profit	**141.2**	**414.0**	**-65.9%**	**576.3**	**-75.5%**	**2,087.6**	**2,244.7**	**-7.0%**
Selling, general and administrative expenses	(143.6)	(131.3)	9.4%	(136.8)	4.9%	(511.7)	(437.6)	16.9%
Other net operating income (expenses)	(60.4)	55.7	n/a	(10.9)	n/a	(69.0)	128.4	n/a
Financial results	(445.2)	(304.2)	46.3%	(358.9)	24.0%	(1,359.9)	(1,473.8)	-7.7%
Equity Pick-up	1.2	1.6	-23.4%	7.8	-84.2%	12.9	13.1	-1.8%
Expenses with income and social contribution taxes	122.8	(32.7)	n/a	(26.7)	n/a	(4.1)	(170.0)	-97.6%
Non-controlling interest	267.1	(2.3)	n/a	(35.3)	n/a	(109.0)	(219.5)	-49.7%
Net income (loss)	**(116.8)**	**0.9**	**n/a**	**15.4**	**n/a**	**46.7**	**85.2**	**-54.8%**

Balance Sheet BRL mln	4Q21 12/31/21	3Q21 09/30/21
Cash and cash equivalents	9,448	8,343
Securities	1,426	935
Trade accounts receivable	503	671
Inventories	229	281
Derivative financial instruments	1,675	1,943
Other current assets	726	611
Other non-current assets	11,003	10,731
Investments	58	57
Property, plant and equipment	15,975	15,493
Intangible assets	7,132	7,155
Total assets	**48,175**	**46,222**
Loans and borrowings	21,179	19,826
Financial instruments and derivatives	577	202
Trade accounts payable	619	474
Payroll	256	237
Other current liabilities	1,767	1,575
Other non-current liabilities	8,759	8,476
Shareholders' equity	**15,019**	**15,432**
Total liabilities	**48,175**	**46,222**

27

J.6 Cosan Investimentos Indicators 4Q21 (Oct-Dec) EBITDA (BRL mln) 46.1 Income Statement for the Period 4Q21 (Oct-Dec) Net Revenue 31.5 Cost of Goods and Services Sold (0.0) Gross profit 31.5 Selling, general and administrative expenses (6.5) Other net operating income (expenses) 21.0 Financial results 3.2 Equity Pick-up (0.0) Expenses with income and social contribution taxes (4.2) Non-controlling interest (22.5) Net income 22.5 Balance Sheet 4Q21 BRL mln 12/31/21 Cash and cash equivalents 7 Securities 46 Trade accounts receivable 81 Other current assets 13 Other non-current assets 450 Property, plant and equipment 0 Investment property 3,887 Intangible assets - Total Assets 4,485 Trade accounts payable 1 Other current liabilities 49 Other non-current liabilities 197 Shareholders' Equity 4,238 Total Liabilities 4,485

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021

cosan

J.7 Cosan Corporate

Indicators BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
EBITDA	**1,222.8**	**141.0**	**n/a**	**3,873.9**	**-68.4%**	**6,630.2**	**759.0**	**n/a**

Income Statement for the Period BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg.% 4Q21/4Q20	3Q21 (Jul-Sep)	Chg.% 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Net Revenue	**1.3**	**0.3**	**n/a**	**2.0**	**-34.4%**	**5.1**	**0.9**	**n/a**
Costs	**(1.8)**	**(0.8)**	**n/a**	**(1.4)**	**28.2%**	**(5.2)**	**(3.6)**	**44%**
Gross profit (loss)	**(0.5)**	**(0.6)**	**-14.9%**	**0.6**	**n/a**	**(0.1)**	**(2.8)**	**-96.6%**
Selling, general & administrative expenses	(97.4)	(371.0)	-73.7%	(102.6)	-5.1%	(325.6)	(579.1)	-43.8%
Other net operating income (expenses)	406.6	96.7	n/a	(27.2)	n/a	381.6	(42.6)	n/a
Financial results	(495.1)	(199.5)	n/a	(606.5)	-18.4%	(847.4)	(98.1)	n/a
Equity Pick-up	909.5	411.7	n/a	3,998.6	-77.3%	6,557.5	1,367.5	n/a
Expenses with income and social contribution taxes	552.4	(52.8)	n/a	0.6	n/a	541.6	215.6	n/a
Non-controlling interest	1.9	3.5	-45.4%	1.1	65.9%	4.5	(1.1)	n/a
Net income (loss)	**1,277.4**	**(112.0)**	**n/a**	**3,264.7**	**-60.9%**	**6,312.1**	**859.5**	**n/a**

Balance Sheet BRL mln	4Q21 12/31/21	3Q21 09/30/21
Cash and cash equivalents	2,096	2,379
Securities	895	876
Trade accounts receivable	1	1
Inventories	0	0
Financial instruments and derivatives - assets	2,292	2,486
Other current assets	1,600	1,837
Investments	14,518	12,100
Others Investments	10,937	10,161
Property, plant and equipment	68	70
Intangible assets	35	34
Other non-current assets	2,611	2,333
Total Assets	**35,055**	**32,278**
Loans and borrowings	15,981	15,433
Suppliers	6	4
Labor and social security obligations	60	43
Financial instruments and derivatives - liabilities	31	3
Other current liabilities	1,392	323
Other non-current liabilities	2,833	2,298
Shareholders' Equity	**14,750**	**14,173**
Total Liabilities	**35,055**	**32,278**

29

Earnings Release
Cosan S.A | 4th Quarter and Fiscal Year 2021
cosan

K. Financial Statements including Raizen

K.1 Cosan S.A. Consolidated Pro Forma, including Raizen

Indicators BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg. % 4Q21/4Q20	3Q21 (Jul-Sep)	Chg. % 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
EBITDA	3,661.1	2,598.0	40.9%	6,372.9	-42.6%	16,189.0	9,998.3	61.9%
Adjusted EBITDA	2,762.4	2,941.0	-6.1%	3,441.4	-19.7%	11,861.6	10,024.5	18.3%
Investments[1]	2,540.9	1,928.6	31.7%	1,745.2	45.6%	8,101.6	6,208.1	30.5%

Income Statement for the Period BRL mln	4Q21 (Oct-Dec)	4Q20 (Oct-Dec)	Chg. % 4Q21/4Q20	3Q21 (Jul-Sep)	Chg. % 4Q21/3Q21	2021 (Jan-Dec)	2020 (Jan-Dec)	Chg.% 2021/2020
Net Revenue	34,352.8	22,534.0	52.4%	31,016.7	10.8%	113,095.9	75,258.6	50.3%
Cost of goods sold	(30,862.1)	(19,879.6)	55.2%	(27,792.6)	11.0%	(100,700.1)	(65,697.9)	53.3%
Gross profit	3,490.7	2,654.4	31.5%	3,224.1	8.3%	12,395.8	9,560.7	29.7%
Selling, general & administrative expenses	(1,680.2)	(1,593.7)	5.4%	(1,511.0)	11.2%	(5,686.4)	(5,013.9)	13.4%
Other net operating income (expenses)	240.1	152.0	58.0%	57.0	n/a	741.5	453.8	63.4%
Financial results	(1,416.0)	(751.5)	88.4%	(1,337.8)	5.8%	(3,541.1)	(2,699.6)	31.2%
Equity Pick-up	(3.5)	10.7	n/a	3,028.9	n/a	3,036.9	(16.7)	n/a
Expenses with income and social contribution taxes	469.6	(375.0)	n/a	(59.7)	n/a	(229.5)	(771.2)	-70.2%
Non-controlling interest	176.5	(208.9)	n/a	(136.9)	n/a	(405.0)	(653.6)	-38.0%
Net income (loss)	1,277.4	(112.0)	n/a	3,264.7	-60.9%	6,312.1	859.5	n/a

Balance Sheet BRL mln	4Q21 12/31/21	3Q21 09/30/21
Cash and cash equivalents	18,691.5	19,032.4
Securities	4,449.7	4,089.6
Inventories	8,297.8	8,295.1
Derivative financial instruments	10,635.7	11,471.5
Assets from contracts with clients ST	294.0	285.1
Other current assets	16,314.0	16,966.9
Other non-current assets	25,110.0	23,900.5
Investment property	3.887	-
Investment	1,412.8	1,054.0
Property, plant and equipment	27,893.1	26,684.6
Intangible assets	22,394.9	22,245.0
Assets from contracts with clients LT	1,882.7	1,702.2
Total Assets	141,263	135,727
Loans and borrowings	59,142.6	57,812.3
Financial instruments and derivatives	7,264.8	7,645.3
Trade accounts payable	11,092.7	10,557.5
Payroll	947.5	848.7
Other current liabilities	9,309.7	9,579.9
Other non-current liabilities	22,907.4	21,518.1
Shareholders' Equity	30,598	27,765
Total Liabilities	141,263	135,727

Note 1: Includes investments in assets arising from contracts with clients at Raizen Combustiveis.

30

L. Financial Statements, Cosan Perspective L.1 Reconciliation of Results from Raízen S.A. Pro Forma Perspective to Cosan Perspective Earnings Conciliation 4Q21 4Q20 BRL mln (Oct-Dec) (Oct-Dec) EBITDA - Raízen perspective 4,469.7 2,872.2 Fair Value Effects 5.5 (5.4) Right of Exclusive Supply (16.0) (16.0) EBITDA - Cosan perspective 4,459.2 2,850.7 Net Income - Raízen perspective 1,385.4 817.9 Depreciation & Amortization (44.2) (45.2) Fair Value Effects 5.5 (5.4) Right of Exclusive Supply (16.0) (16.0) Financial Expenses (0.0) (0.7) Income Tax (34%) 18.6 22.9 Net Income - Cosan perspective 1,349.3 773.4 L.2 Reconciliation of Results from Comgás Perspective to Cosan Perspective Earnings Conciliation 4Q21 4Q20 BRL mln (Oct-Dec) (Oct-Dec) Net Income - Comgás perspective 411.8 320.9 Amortization adjustments (30.5) (30.5) Income Tax and Social Contribution 10.4 10.4 Net Income - Cosan perspective 391.7 300.8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial and Investor Relations Officer